
13002742


LRAD
CORPORATION

16990 Goldentop Road, Suite A
San Diego, California 92127
(858) 676-1112

June 7, 2013

Dear Fellow Stockholder:

You are cordially invited to attend our Annual Meeting of Stockholders on Wednesday, July 17, 2013, at 2:00 p.m., local time at our principal offices located at 16990 Goldentop Road, Suite A, San Diego, California 92127. The business to be conducted at the Annual Meeting is explained in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

The accompanying materials include the Notice of Annual Meeting of Stockholders and Proxy Statement. The Proxy Statement describes the business that we will conduct at the Annual Meeting. It also provides information about us that you should consider when you vote your shares.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. We urge you to read the accompanying Proxy Statement carefully and vote as soon as possible. You may vote your shares by completing, signing, dating and returning the proxy card today. For your convenience, you may also vote your shares via the Internet or by telephone by following the instructions on the proxy card or by voting in person at the Annual Meeting. If you decide to attend the Annual Meeting and you are a registered stockholder, you will be able to vote in person, even if you have previously submitted your proxy.

Thank you for your support and continued interest in LRAD Corporation.

Sincerely,

Thomas R. Brown
Chairman of the Board, President and Chief Executive Officer


LRAD
CORPORATION

16990 Goldentop Road, Suite A
San Diego, California 92127
(858) 676-1112

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JULY 17, 2013

TO THE STOCKHOLDERS OF LRAD CORPORATION:

Notice Is Hereby Given that the Annual Meeting of Stockholders of **LRAD Corporation**, a Delaware corporation (the "Company"), will be held on July 17, 2013 at 2:00 p.m. local time, at our principal offices located at 16990 Goldentop Road, Suite A, San Diego, California 92127, for the following purposes:

1. To elect five directors to serve for the ensuing year and until their successors are elected;
2. To ratify the appointment of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2013;
3. To consider an advisory vote on the compensation of our named executive officers; and
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

I strongly encourage you to sign up for electronic delivery of our future annual reports and proxy materials in order to conserve natural resources and help us save costs in producing and distributing these materials. For more information, please see "Electronic Delivery of Proxy Materials and Annual Reports" on page 19 of the Proxy Statement.

The Board of Directors has fixed the close of business on May 24, 2013 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof. Stockholders present at the Annual Meeting or who have submitted a valid proxy via the Internet, by telephone or by mail will be deemed to be present in person to vote at the Annual Meeting.

By Order of the Board of Directors,

Thomas R. Brown
Chairman of the Board

San Diego, California
June 7, 2013

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN *FROM THE RECORD* HOLDER A PROXY ISSUED IN YOUR NAME.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 17, 2013. THE PROXY STATEMENT, FORM OF PROXY AND THE ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2012 ARE AVAILABLE AT www.proxyvote.com.

LRAD CORPORATION

16990 Goldentop Road, Suite A, San Diego, California 92127
(858) 676-1112

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS

To be held on July 17, 2013

INFORMATION CONCERNING SOLICITATION AND THE ANNUAL MEETING

This Proxy Statement and the accompanying proxy card are being furnished in connection with the solicitation by the Board of Directors (the "Board") of LRAD Corporation, a Delaware corporation, of proxies for use at the 2013 Annual Meeting of Stockholders to be held on July 17, 2013, at 2:00 p.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at our principal offices located at 16990 Goldentop Road, Suite A, San Diego, California 92127.

We intend to mail or electronically deliver this Proxy Statement, the accompanying proxy card and Notice of Annual Meeting on or about June 7, 2013 to all stockholders of record entitled to vote at the Annual Meeting.

QUESTIONS AND ANSWERS REGARDING THE ANNUAL MEETING AND PROXY STATEMENT

What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. Thomas R. Brown, President and Chief Executive Officer, and Katherine H. McDermott, Chief Financial Officer and Secretary (the "proxyholders"), have been designated as proxies for the Annual Meeting.

What is a Proxy Statement?

A Proxy Statement is a document that the regulations of the Securities and Exchange Commission ("SEC") require us to give you when we ask you to sign a proxy card designating the proxyholders as proxies to vote on your behalf. The Proxy Statement includes information about the proposals to be considered at the Annual Meeting and other required disclosures including information about our Board and executive officers.

Who can vote at the Annual Meeting?

We have designated a record date of May 24, 2013 for the Annual Meeting. Only stockholders of record at the close of business on the record date will be entitled to notice of and to vote at the Annual Meeting. At the close of business on May 24, 2013, we had outstanding and entitled to vote 32,439,699 shares of common stock. On all matters to be voted upon at the Annual Meeting, each holder of record of common stock on the record date will be entitled to one vote for each share held. All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Stockholder of Record – Shares Registered in Your Name

If, at the close of business on the record date, your shares were registered directly in your name with our transfer agent, Interwest Transfer Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to ensure your vote is counted by submitting your proxy by signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided or by voting via the Internet or by telephone by following the instructions provided on the enclosed proxy card. Simply follow the instructions on the accompanying proxy card for each voting method.

Beneficial Owner – Shares Registered in the Name of a Broker, Bank or Other Agent

If, at the close of business on the record date, your shares were not held in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "Street name" and these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent. If your broker holds your shares in its name and you do not instruct your broker how to vote, your broker will nevertheless have discretion to vote your shares on "routine" matters. Your broker will not have discretion to vote on "non-routine" matters absent direction from you. The election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 3) are considered "non-routine" under applicable rules. The ratification of the appointment of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for fiscal 2013 (Proposal 2) is considered "routine" under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non-votes on these proposals.

How can I attend the Annual Meeting?

You will be admitted to the Annual Meeting if you were a stockholder as of the close of business on May 24, 2013, or you have authority to vote under a valid proxy for the Annual Meeting. You should be prepared to present valid photo identification, such as a driver's license or passport, for admittance. In addition, if you are a stockholder of record, your name will be verified against the list of stockholders of record prior to admittance to the Annual Meeting. If you are a beneficial owner, you must provide proof of beneficial ownership on the record date, such as your most recent account statement prior to May 24, 2013, a copy of the voting instruction form provided by your broker, trustee or nominee, or other similar evidence of ownership.

What proposals will be presented at the Annual Meeting?

At the Annual Meeting, stockholders eligible to vote will consider and vote upon (1) the election of five directors to serve for the ensuing year and until their successors are elected, (2) the ratification of the appointment of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2013, (3) an advisory vote on the compensation of our named executive officers and (4) such other business as may properly come before the meeting or any adjournment or postponement thereof.

How does the board recommend I vote on these proposals?

Our Board's recommendations are set forth, together with a description of the proposals, in this Proxy Statement. In summary, our Board of Directors recommends that you vote:

- FOR each of the nominees for director named in this Proxy Statement to serve until the Annual Meeting of Stockholders in 2014 and until their successors are duly elected and qualified (see page 5);
- FOR the ratification of the appointment of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm (see page 12); and
- FOR the proposal relating to the advisory vote to approve our executive compensation (see page 13).

What vote is required to approve each matter and how are votes counted?

If a quorum is present at the Annual Meeting, the votes required for the proposals to be considered at the Annual Meeting and the treatment of abstentions and broker non-votes in respect of such proposals are as follows:

- **Election of Directors.** The five nominees for director receiving the highest number of votes FOR election will be elected as directors. This is called a plurality. Abstentions and broker non-votes, if any, are not counted for purposes of electing directors and will have no effect on the results of this vote. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors.
- **Ratification of Squar, Milner, Peterson, Miranda & Williamson, LLP as our Independent Registered Public Accounting Firm.** The affirmative vote of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal is required to ratify Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for our fiscal year ending September 30, 2013. Abstentions will have the effect of votes against this proposal. Broker non-votes, if any, will have no effect on the results of this vote.

- **Advisory vote on executive compensation.** The votes cast FOR this proposal must exceed the votes cast AGAINST to approve the advisory vote on the compensation of our named executive officers as disclosed in the compensation tables contained in this Proxy Statement. Abstentions and broker non-votes will have the effect of votes against this proposal.

How do I vote?

It is important that your shares are represented at the Annual Meeting, whether or not you attend the Annual Meeting in person. To make sure that your shares are represented, we urge you to vote as promptly as possible by signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided or by voting via the Internet or by telephone by following the instructions provided on the enclosed proxy card.

If you are a stockholder of record, there are four ways to vote:

- By calling the toll-free telephone number indicated on your proxy card. Follow the voice prompts to vote your shares and confirm that your instructions have been properly recorded,
- By going to the Internet website indicated on your proxy card. As with telephone voting, you can confirm that your instructions have been properly recorded,
- By signing, dating and returning the accompanying proxy card, or
- By written ballot at the Annual Meeting.

If your shares are held in street name, please follow the voting instructions provided by your bank, broker or other nominee. In most cases, you may submit voting instructions by telephone or by Internet to your bank, broker or other nominee, or you can sign, date and return a voting instruction form to your bank, broker or other nominee. If you provide specific voting instructions by telephone, by Internet or by mail, your bank, broker or other nominee must vote your shares as you have directed.

At the Annual Meeting, we will pass out ballots to anyone who wishes to vote in person. If you hold your shares in street name, you must request a legal proxy from your bank, broker or other nominee to vote by ballot at the Annual Meeting.

How can I change or revoke my vote?

You can revoke your proxy at any time before the applicable vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any of the following ways:

- you may submit another properly executed proxy by telephone, by Internet or by signing, dating and returning a later dated proxy card,
- you may send a written notice that you are revoking your proxy to our Corporate Secretary at 16990 Goldentop Road, Suite A, San Diego, California 92127, or
- you may attend the Annual Meeting and vote in person (however, simply attending the Annual Meeting will not, by itself, revoke your proxy).

If your shares are held by your broker, bank or other agent, follow the instructions provided by them.

How many shares must be present to hold the Annual Meeting?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by stockholders present at the meeting or by proxy. At the close of business on the record date, there were 32,439,699 shares outstanding and entitled to vote. Therefore, in order for a quorum to exist, 16,219,850 shares must be represented by stockholders present at the meeting or by proxy. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

What if a quorum is not present at the meeting?

If a quorum is not present at the scheduled time of the Annual Meeting, we may adjourn the meeting, either with or without the vote of the stockholders. If we propose to have the stockholders vote whether to adjourn the meeting, the proxyholders will vote all shares for which they have authority in favor of the adjournment. We may also adjourn the meeting if for any reason we believe that additional time should be allowed for the solicitation of proxies. An adjournment will have no effect on the business that may be conducted at the Annual Meeting.

What if a stockholder does not specify a choice for a matter when returning a proxy?

If you indicate a choice on your proxy on a particular matter to be acted upon, the shares will be voted as indicated. If you are a stockholder of record and you return a signed proxy card but do not indicate how you wish to vote, the proxyholders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxyholders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. If you do not return a proxy card, your shares will not be voted and will not be deemed present for the purpose of determining whether a quorum exists.

If you are a beneficial owner and the organization holding your account does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on routine proposals but may not vote on "non-routine" proposals. As a beneficial owner, you will not be deemed to have voted on such "non-routine" proposals. The shares that cannot be voted by brokers on "non-routine" matters are called broker non-votes. Broker non-votes will be deemed present at the Annual Meeting for purposes of determining whether a quorum exists for the Annual Meeting. The election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 3) are considered "non-routine" under applicable rules. The ratification of the appointment of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for fiscal 2013 (Proposal 2) is considered "routine" under applicable rules.

What does it mean if I receive more than one proxy card?

If you hold your shares in more than one account, you will receive a proxy card for each account. To ensure that all of your shares are voted, please sign, date and return the proxy card for each account or vote via the Internet or by telephone following the instructions provided on the proxy card for each account.

How will voting on any other business be conducted?

Although we do not know of any business to be considered at the Annual Meeting other than the proposals described in this Proxy Statement, if any other business properly comes before the Annual Meeting, your proxy or voting instruction gives authority to the proxyholders to vote on those matters in their discretion.

May I propose matters for consideration at next year's annual meeting or nominate individuals to serve as directors?

Yes. If you wish to propose a matter for consideration at next year's annual meeting or if you wish to nominate a person for election as a director of the Company, see the information set forth in "Stockholder Proposals" and "Stockholder Nominations" below.

How can I find out the results of the voting at the Annual Meeting?

We will announce preliminary voting results at the Meeting and publish final results in a Current Report on Form 8-K within four business days following the Meeting.

Where can I access an electronic copy of the Proxy Statement and Annual Report on Form 10-K for the fiscal year ended September 30, 2012?

You may access an electronic copy of the Proxy Statement, form of proxy card, and the Annual Report on Form 10-K for the fiscal year ended September 30, 2012 at: www.proxyvote.com

PROPOSAL ONE
ELECTION OF DIRECTORS

The Board of Directors currently consists of five directors. Each director to be elected will hold office until the next annual meeting of stockholders and until his or her successor is elected and has qualified, or until such director's earlier death, resignation or removal. The Board, upon recommendation by our Nominating and Corporate Governance Committee, has nominated the nominees listed below for election to our Board of Directors.

Settlement Agreement with Iroquois

On January 17, 2013, we received a notice from Iroquois Master Fund Ltd. ("Iroquois") expressing Iroquois' intention to nominate a slate of five directors to stand for election at the Annual Meeting and solicit proxies in favor of its nominees (the "Nomination Notice").

On May 21, 2013, we entered into a settlement agreement (the "Settlement Agreement") with Iroquois and certain of its affiliates pertaining to the election of directors at the Annual Meeting. Pursuant to the Settlement Agreement, among other things, Iroquois agreed to irrevocably withdraw the Nomination Notice, our Nominating and Corporate Governance Committee agreed to nominate the director nominees described in this Proxy Statement, Iroquois and its affiliates agreed to vote in favor of the director nominees and the other proposals described in this Proxy Statement, and we and Iroquois agreed to enter into a Stipulation of Settlement regarding the derivative litigation commenced by Iroquois in July 2012 and to work cooperatively to seek approval of the Stipulation of Settlement by the Delaware Court of Chancery. Iroquois also agreed to certain customary standstill restrictions which expire upon the earlier of (a) ten business days prior to the deadline for submission of stockholder nominations for our 2014 annual meeting of stockholders and (b) such date, if any, as we breach the Settlement Agreement and such breach has not been cured within 15 days following written notice of such breach (the "Standstill Period").

The foregoing is not a complete description of the Settlement Agreement. For a further description of the Settlement Agreement and a copy of the Settlement Agreement, please see our Current Report on Form 8-K filed with the SEC on May 22, 2013.

Thomas R. Brown and Laura M. Clague are currently members of our Board of Directors. General John G. Coburn and Messrs. Richard H. Osgood III and Dennis J. Wend were nominated pursuant to the Settlement Agreement. Pursuant to the Settlement Agreement, if either General Coburn or Mr. Wend is unable to serve on the Board or resigns from the Board (for any reason other than following a breach of the Settlement Agreement by Iroquois or its affiliates) during the Standstill Period, Iroquois is entitled to designate a replacement nominee to be approved by our Nominating and Corporate Governance Committee and appointed to the Board. As a result of the Settlement Agreement, Helen C. Adams, Admiral Raymond C. Smith and George W. VanDeWeghe, Jr. have agreed not to stand for reelection to the Board. We encourage our Board members to attend our annual meeting of stockholders. All nominees who were directors of the Company at the time attended the 2012 annual meeting of stockholders.

The Board unanimously recommends a vote IN FAVOR of each of the Board's nominees for director.

Nomination Process

In considering candidates for election to the Board, the independent members of the Board seek to assemble a Board that, as a whole, possesses the appropriate balance of professional, management and industry experience, qualifications, attributes, skills, expertise and involvement in areas that are of importance to our business and professional reputation. The Nominating and Corporate Governance Committee also considers other board service, business, financial and strategic judgment of potential nominees, and desire to have a Board that represents a diverse mix of backgrounds, perspectives and expertise consisting of directors who complement and strengthen the skills of other directors and who also exhibit integrity, collegiality, sound business judgment and any other qualities that the Nominating and Corporate Governance Committee views as critical to effective functioning of the Board. Each of the nominees for election to the Board has demonstrated a successful track record of strategic, business and financial planning and operating skills. In addition, each of the nominees for election to the Board has experience in management and leadership development and an understanding of operating and corporate governance issues for a public company such as LRAD Corporation.

Voting

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

The five candidates receiving the highest number of affirmative votes cast at the meeting will be elected directors.

Nominees

The names of the nominees and certain information about them are set forth below. Such information includes their present positions, principal occupations and public company directorships held in the past five years as well as the specific experience, qualifications, attributes or skills of each nominee that led the Nominating and Corporate Governance Committee of the Board to believe that, as of the date of this Proxy Statement, the nominee is qualified to serve on the Board. However, each member of the Nominating and Corporate Governance Committee may have a variety of reasons for believing a particular person would be an appropriate board member, and these views may differ from the views of other members of the Nominating and Corporate Governance Committee.

Name	Age	Position and Offices	Director Since
Thomas R. Brown	62	President, Chief Executive Officer, and Chairman of the Board	2006
Laura M. Clague (1)(2)(3)	54	Director	2007
John G. Coburn	71	Director Nominee	Nominee
Richard H. Osgood III	59	Director Nominee	Nominee
Dennis J. Wend	53	Director Nominee	Nominee

(1) Member of Audit Committee

(2) Member of Compensation Committee
(3) Member of Nominating and Corporate Governance Committee

Thomas R. Brown, age 62, has been a director since March 2006 and was appointed as President and Chief Executive Officer in August 2006 and Chairman of our Board of Directors in April 2009. Mr. Brown served as President of BrownThompson Executive Search, a financial executive search firm, from April 2005 to August 2006. Mr. Brown was employed by Sony Electronics, Inc. from February 1988 to September 2004. From April 2001 to September 2004, Mr. Brown was Executive Vice President and Deputy President of the Engineering and Manufacturing division of Sony Electronics, Inc., where he was responsible for supply chain operations including Information Technology, Procurement, Customer Service, North American Manufacturing Operations and Finance. From April 2000 to September 2004, Mr. Brown was concurrently the Executive Vice President and President of Information Technology Division for Sony Electronics, where he was responsible for establishing the North American personal computer manufacturing division. Mr. Brown is a member of the board of directors of Mad Catz Interactive, Inc. (NYSE MKT/TSX: MCZ), a provider of video game accessories. Mr. Brown holds a B.A. in Economics from Rutgers University. Mr. Brown's extensive business experience and background, demonstrated leadership as an executive at Sony Electronics, his prior board experience, and his service as our Chief Executive Officer since 2006, qualify him to serve on our Board.

Laura M. Clague, age 54, has been a director since February 2007. Ms. Clague has over 30 years of financial experience, most recently in biotech at Amylin Pharmaceuticals, Inc. Currently, Ms. Clague serves as CFO of the San Diego and Ohio operations of Amylin Pharmaceuticals, LLC, a wholly owned subsidiary of Bristol-Myers Squibb. Prior to the acquisition by Bristol-Myers Squibb in 2012, Ms. Clague was the Vice President, Corporate Controller and Chief Accounting Officer of Amylin for 10 years, and during this time also served as the CFO of the Amylin/Lilly Collaboration that was responsible for products with $500+ million in annual net reported revenue. From 1988 to 1999, Ms. Clague was the director of finance and accounting operations for Sony Electronics, Inc. From 1985 to 1988, Ms. Clague served as internal audit supervisor at Cubic Corporation. From 1982 to 1985, Ms. Clague held various audit positions at KPMG. Ms. Clague is a certified public accountant in the State of California, and has a B.S. in Business Administration from Menlo College. Ms. Clague's qualifications to serve on the board include her significant experience as a financial executive in a publicly traded company, as well as her strong accounting and finance background resulting from her years in public accounting and industry.

John G. Coburn, age 71, is a nominee for election as a director at the Annual Meeting. General Coburn has been Chief Executive Officer and Chairman of VT Systems, Inc., an engineering group providing solutions and services in the aerospace, electronics, land systems and marine sectors, since November 2001. Prior to joining VT Systems, General Coburn served in the United States Army for 39 years in various logistics positions. His last assignment was as commanding general of the United States Army Material Command (AMC). General Coburn is a distinguished military graduate of Eastern Michigan University where he was commissioned as a second lieutenant in the infantry. General Coburn holds a B.A. in Education from Eastern Michigan University, a master's degree in Political Science from the University of Kansas, a J.D. from the University of Missouri, and an honorary Ph.D. from Eastern Michigan University. General Coburn's extensive executive management experience as well as his senior military leadership experience and logistics, procurement and program development background qualify him to serve on our Board.

Richard H. Osgood III, age 59, is a nominee for election as a director at the Annual Meeting. Mr. Osgood retired in 2012 after serving as Head of Equity Capital Markets for Wedbush Securities since January 2009. Mr. Osgood joined Wedbush Securities when it acquired Pacific Growth Equities, which Mr. Osgood founded in 1991. Mr. Osgood served in various capacities with Pacific Growth Equities prior to its acquisition, including President, Chief Executive Officer, Chief Operating Officer, Chairman and Executive Chairman. Prior to founding Pacific Growth Equities, Mr. Osgood was the Head of Capital Markets, Sales and Trading at Volpe, Welty and Company, a company he also co-founded in 1986. Previously, Mr. Osgood held senior positions in institutional sales at Montgomery Securities, Rotan Mosely and Smith Barney. Mr. Osgood holds a B.A. in Psychology and a B.S. in Biology from the University of the South. Mr. Osgood's capital markets and securities industry expertise, as well as his management and strategic experience qualify him to serve on our Board.

Dennis J. Wend, age 53, is a nominee for election as a director at the Annual Meeting. Mr. Wend has served as the President of Wend & Associates Inc., a technology based consulting company working with various government agencies and private sector firms, since January 2007. Prior to founding Wend & Associates, Mr. Wend served over 27 years as a civilian with the United States Army in various positions in procurement, logistics, and weapon system management, including positions that required management and direction of multiple manufacturers throughout the country executing approximately $1 billion of production. Mr. Wend is the recipient of the Meritorious Civilian Medal, The Secretary of the Army Competition in Contracting Award, the AMC Commander's Medal, Federal Manager of the Year Award and the Secretary of Transportation Award and numerous other awards. Mr. Wend holds a master of science degree from Central Michigan University and a BBA from the Detroit Institute of Technology. He is also a graduate of the Department of Defense System Management College and certified as a Level III DOD Acquisition Corps professional in Program Management and Acquisition. Mr. Wend's extensive experience in strategic management and program development, as well as his procurement, logistics, and weapon system management expertise qualify him to serve on our Board.

BOARD AND COMMITTEE MATTERS AND CORPORATE GOVERNANCE MATTERS

Corporate Governance

We maintain a corporate governance page on our website that includes key information about our corporate governance initiatives, including our Code of Business Conduct and Ethics, our Charters for the committees of the Board, and our Whistleblower Protection Policy. The corporate governance page can be found at www.lradx.com by clicking on "Investors," and then on "Corporate Governance." The information contained on our website is not incorporated by reference into and does not form a part of this Proxy Statement.

Our policies and practices reflect corporate governance initiatives that are designed to be compliant with the listing requirements of the NASDAQ Stock Market and the corporate governance requirements of applicable securities laws, including:

- A majority of our Board members are independent of our company and our management;
- All members of our standing Board committees are independent of our company and our management;
- The independent members of our Board meet regularly without the presence of management;
- We have a clear code of business conduct and ethics that applies to our principal executive officers, our directors and all of our employees, and is monitored by our Audit Committee;
- The charters of the board committees clearly establish their respective roles and responsibilities; and
- We have a hotline available to all employees, and our Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal accounting controls, or auditing matters.

Board of Directors

Our Board currently consists of five directors: Thomas R. Brown (Chairman), Helen C. Adams, Laura M. Clague, Raymond C. Smith, and George William VanDeWeghe, Jr. As a result of the Settlement Agreement, Admiral Smith, Ms. Adam and Mr. VanDeWeghe have agreed to not stand for re-election at the Annual Meeting. During the fiscal year ended September 30, 2012, our Board held six meetings. All directors serving on the Board during the fiscal year ended September 30, 2012 attended at least 75% of the aggregate of the total number of the meetings of the Board and the total number of meetings held by all committees of the Board on which he or she served (in each case during the period in which he or she served).

Independence of the Board

As required under the NASDAQ Stock Market listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors.

After review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent registered public accounting firm, our Board has affirmatively determined that Ms. Adams, Admiral Smith and Mr. VanDeWeghe were independent within the meaning of the applicable NASDAQ listing standards, and that Ms. Clague, General Coburn, Mr. Osgood and Mr. Wend are directors within the meaning of the applicable NASDAQ listing standards. In making its determination with respect to General Coburn, Mr. Osgood and Mr. Wend, the Board considered the terms of the Settlement Agreement, pursuant to which the Company agreed to nominate General Coburn, Mr. Osgood and Mr. Wend for election to the Board, and the information received from General Coburn, Mr. Osgood and Mr. Wend.

Board Leadership Structure

Thomas R. Brown currently serves as Chief Executive Officer and Chairman of the Board. The Board does not have a lead independent director. We do not have a formal policy with respect to separation of the offices of Chairman of the Board and Chief Executive Officer, and the Board believes that it should maintain flexibility to select our Chairman and board leadership structure from time to time. The Board believes that it is currently in our best interest, and that of our stockholders, for Mr. Brown to serve in both roles. The Board believes this provides us an efficient and effective leadership model. Combining the Chairman and CEO roles fosters clear accountability, effective decision-making and alignment on corporate strategy. In light of Mr. Brown's knowledge of our business and industry, and his experience successfully navigating us through both strong and challenging periods, his ability to speak as Chairman and CEO provides us with strong unified leadership.

Role of Board in Risk Oversight

Our management is primarily responsible to manage risk and inform the Board regarding our most material risks. The Board has oversight responsibility of the processes established to monitor and manage such risks. The Board believes that such oversight function is the responsibility of the entire Board through frequent reports and discussions at regularly scheduled Board meetings. In addition, the Board has delegated specific risk management oversight responsibility to the Audit Committee and to the independent members of the Board. In particular, the Audit Committee oversees management of risks related to accounting, auditing and financial reporting and maintaining effective internal controls for financial reporting. The Compensation Committee oversees risk management related to our executive compensation plans and arrangements. The Nominating and Corporate Governance Committee oversees risk management related to the nomination of director candidates and our corporate governance practices. The Board believes that the leadership structure described above under "Board Leadership Structure" facilitates the Board's oversight of risk management because it allows the Board, working through its committees to participate actively in the oversight of management's actions. These specific risk categories and our risk management practices are regularly reviewed by the entire Board in the ordinary course of regular Board meetings.

Executive Sessions

As required under NASDAQ listing standards, during the calendar year ended December 31, 2012, our independent directors met at least twice in regularly scheduled executive sessions at which only independent directors were present.

Stockholder Communications with the Board

We have adopted a formal process by which stockholders may communicate with our Board. The Board recommends that stockholders initiate any communications with the Board in writing and send them in care of Investor Relations by mail to our principal offices, 16990 Goldentop Road, Suite A, San Diego, CA 92127. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner. The name of any specific intended Board recipient should be noted in the communication. The Board has instructed Investor Relations to forward such correspondence only to the intended recipients; however, the Board has also instructed Investor Relations, prior to forwarding any correspondence, to review such correspondence and, in its discretion, not to forward certain items if they are deemed of a personal, illegal, commercial, offensive or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, that correspondence will be forwarded to our corporate Secretary for review and possible response. This information is also contained on our website at www.lradx.com.

Information Regarding the Board Committees

During the fiscal year ended September 30, 2012, the Board had two standing committees: the Audit Committee and the Compensation Committee. On February 4, 2013, our Board of Directors established a Nominating and Corporate Governance Committee comprised of all of our independent directors. The current charters for the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee can be found on our website at www.lradx.com. Following the Annual Meeting, the Board intends to reconstitute the Board committees in accordance with applicable Nasdaq listing requirements, securities laws and the Company's corporate governance policies.

Audit Committee

Our Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Audit Committee oversees our corporate accounting and financial reporting processes. Among other functions, the Audit Committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- engages the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- confers with senior management and the independent registered public accounting firm regarding the adequacy and effectiveness of financial reporting;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- considers the effectiveness of our Company's internal control system, including information technology security and control;
- understands the scope of the independent registered public accounting firm's review of internal control over financial reporting, and obtains reports on significant findings and recommendations, together with management's responses;
- monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law;
- oversees procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

- reviews the procedures for communicating the code of business conduct and ethics to our company personnel, and for monitoring compliance therewith;
- reviews annually the Audit Committee's written charter and the committee's performance and reports the same to the Board;
- reviews the financial statements to be included in our Annual Report on Form 10-K as well as interim financial reports;
- discusses with management and the independent registered public accounting firm the results of the annual audit and the results in our quarterly financial statements; and
- reviews and approves all related party transactions on an ongoing basis.

The Audit Committee has the authority to retain special legal, accounting or other advisors or consultants as it deems necessary or appropriate to carry out its duties. The Audit Committee is composed of Ms. Adams (Chair), Ms. Clague, and Admiral Smith. The Audit Committee met four times during fiscal 2012.

The Board annually reviews the NASDAQ listing standards definition of independence for audit committee members and has determined that all members of our Audit Committee are independent under applicable SEC rules and NASDAQ listing standards. Our Board has determined that each member of the Audit Committee is able to read and understand fundamental financial statements, including our company's balance sheet, income statement and cash flow statement. Our Board has also determined that Ms. Adams and Ms. Clague each qualify as an "audit committee financial expert," as defined in applicable SEC rules. In making such determinations, the Board made a qualitative assessment of Ms. Adams' and Ms. Clague's level of knowledge and experience based on a number of factors, including each individual's formal education and experience.

Compensation Committee

The Compensation Committee assists in the implementation of, and provides recommendations with respect to, our general and specific compensation policies and practices for our company's executives. The Compensation Committee also administers our 2005 Equity Incentive Plan. Among other functions, the Compensation Committee:

- reviews and approves the performance goals and objectives for executive officers, including our CEO;
- evaluates the CEO's performances in light of those goals and objectives and recommends to the Board the CEO's compensation levels;
- recommends to the Board the compensation of executive officers other than the CEO;
- reports on executive compensation for inclusion in our company's proxy statements;
- reviews annually the Board compensation and makes related recommendations to the Board; and
- reviews annually the Compensation Committee's written charter and the committee's performance and reports the same to the Board.

The Compensation Committee has the authority to retain special legal or other advisors or consultants as it deems necessary or appropriate to carry out its duties. Until August 2012, the Compensation Committee was composed of Ms. Clague (Chair), Ms. Adams, and Admiral Smith. The Compensation Committee is currently composed of Ms. Clague (Chair), Ms. Adams, and Mr. VanDeWeghe. The Compensation Committee held four meetings during fiscal 2012.

Each member of the Compensation Committee is independent under applicable NASDAQ listing standards, an "outside director" as defined in Section 162(m) of the Internal Revenue Code and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee identifies and recommends to our board of directors individuals qualified to become directors of the Company, reviews and advises our board of directors with respect to corporate governance principals and policies, and oversees the annual evaluation of the Board's effectiveness. Among other functions, the Nominating and Corporate Governance Committee:

- identifies and evaluates qualified candidates to become members of our board of directors;
- selects nominees for election as directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected);
- selects candidates to fill vacancies on our board of directors;
- makes recommendations to our board of directors regarding the membership of the committees of our board of directors;

- considers, develops and recommends to our board of directors policies and procedures with respect to the nomination of directors and other corporate governance matters; and
- oversees the evaluation of our board of directors.

The Nominating and Corporate Governance Committee has the authority to retain special legal or other advisors or consultants as it deems necessary or appropriate to carry out its duties. The Nominating and Corporate Governance Committee is composed of Mr. VanDeWeghe (Chair), Ms. Clague, Ms. Adams and Admiral Smith. The Nominating and Corporate Governance Committee held no meetings during fiscal 2012 because it was established after the end of our 2012 fiscal year.

Each member of the Nominating and Corporate Governance Committee is independent under applicable NASDAQ listing standards.

Director Nominations

The Nominating and Corporate Governance Committee makes recommendations to the full Board for nominations to fill vacancies on the Board and for selecting the management nominees for the directors to be elected by the Company's stockholders at each Annual Meeting.

Director Qualifications

The Nominating and Corporate Governance Committee believes that new candidates for director should have certain minimum qualifications, including having the knowledge, capabilities, experience and contacts that complement those currently existing within our company; ability and qualifications to provide our management with an expanded opportunity to explore ideas, concepts and creative approaches to existing and future issues, and to guide management through the challenges and complexities of building a quality company; ability to meet contemporary public company board standards with respect to general governance; stewardship, depth of review, independence, financial certification, personal integrity and responsibility to stockholders; genuine desire and availability to participate actively in the development of our future; and an orientation toward maximizing stockholder value in realistic time frames. The Nominating and Corporate Governance Committee also intends to consider for new Board members such factors as ability to contribute strategically through relevant industry background and experience, on either the vendor or the end user side; strong current industry contacts; ability and willingness to introduce and open doors to executives of potential customers and partners; current employment as the CEO of an acoustic products, media, advertising, military or government supply company larger than our company; independence from our company and current Board members; and a recognizable name that would add credibility and value to our company and its stockholders. The Nominating and Corporate Governance Committee does not have a formal policy regarding diversity, but as described above considers a broad range of attributes and characteristics in identifying and evaluating nominees for election to the Board. The Nominating and Corporate Governance Committee views diversity broadly to include diversity of experience, skills and viewpoint in addition to more traditional diversity concepts. The Nominating and Corporate Governance Committee may modify these qualifications from time to time.

Evaluating Nominees for Director

The Nominating and Corporate Governance Committee reviews candidates for director nominees in the context of the current composition of our Board, our operating requirements and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee currently considers, among other factors, diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and our company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to our company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee must be independent, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the background and qualifications of possible candidates after considering the function and needs of our Board. The Nominating and Corporate Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to our Board by majority vote. To date, neither the Nominating and Corporate Governance Committee nor any predecessor to the Nominating and Corporate Governance Committee has paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

Stockholder Nominations

The Nominating and Corporate Governance Committee applies the same guidelines (described above) to stockholder nominees as applied to nominees from other sources. Any stockholder who wishes to recommend for the Nominating and Corporate Governance Committee or the Board of Director's consideration a prospective nominee to serve on the Board may do so by giving the candidate's name and qualifications in writing to the Chair of the Nominating and Corporate Governance Committee at the following address: 16990 Goldentop Road, Suite A, San Diego, California 92127.

Code of Business Conduct and Ethics

We have adopted a "Code of Business Conduct and Ethics," a code of ethics that applies to all employees, including our executive officers. A copy of the Code of Business Conduct and Ethics is posted on our Internet site at www.lradx.com. In the event we make any amendments to, or grant any waivers of, a provision of the Code of Business Conduct and Ethics that applies to the principal executive officer, principal financial officer, or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose such amendment or waiver and the reasons therefor on a Form 8-K or on our next periodic report.

PROPOSAL TWO
RATIFICATION OF SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2013. A representative of Squar, Milner, Peterson, Miranda & Williamson, LLP is expected to be present at the Annual Meeting. If present, the representative will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions. Stockholder ratification of the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP is not required by our bylaws or otherwise. However, we are submitting the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will consider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of our company and our stockholders.

The affirmative vote of a majority of the votes cast at the meeting, either in person or by proxy, is required to ratify the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders for the purpose of determining a quorum and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Independent Registered Public Accountants Fees

The following table presents fees billed by Squar, Milner, Peterson, Miranda & Williamson, LLP for professional services rendered for the fiscal years ended September 30, 2011 and 2012:

	Fiscal 2011	Fiscal 2012
Audit Fees (1)	$ 161,781	$ 117,057
Audit Related Fees (2)	$ 7,069	—
Tax Fees (3)	$ 12,932	$ 3,763
All Other Fees (4)	—	—
Total	$ 181,782	$ 120,820

(1) Audit Fees include fees and expenses for professional services rendered in connection with the audit of our financial statements for those years, the audit of our internal control over financial reporting for fiscal 2011 and 2012, reviews of the financial statements included in each of our quarterly reports on Form 10-Q during those years and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Audit Related Fees consist of fees billed for assurance related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." Included in Audit Related Fees are fees and expenses related to reviews of registration statements and SEC filings other than Forms 10-K and 10-Q.

(3) Tax Fees include the aggregate fees paid by us during the fiscal year indicated for professional services for tax compliance, tax advice and tax planning.

(4) All Other Fees consist of fees for products and services other than the services reported above. No such fees were billed by Squar, Milner, Peterson, Miranda & Williamson, LLP for fiscal 2011 or 2012.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the registered public accounting firm's independence. The Audit Committee pre-approves the annual engagement of the principal independent registered public accounting firm, including the performance of the annual audit and quarterly reviews for the subsequent fiscal year, and pre-approves specific engagements for tax services performed by such firm. The Audit Committee has also established pre-approval policies and procedures for certain enumerated audit and audit related services performed pursuant to the annual engagement agreement, including such firm's attendance at and participation at Board and committee meetings; services of such firm associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings, such as comfort letters and consents; such firm's assistance in responding to any SEC comment letters; and consultations with such firm as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, Public Company Accounting Oversight Board, Financial Accounting Standards Board, or other regulatory or standard-setting bodies. The Audit Committee is informed of each service performed pursuant to its pre-approval policies and procedures.

The Audit Committee has considered the role of Squar, Milner, Peterson, Miranda & Williamson, LLP in providing services to us for the fiscal year ended September 30, 2012 and has concluded that such services are compatible with such firm's independence.

Our Board of Directors recommends a vote IN FAVOR of the ratification of the selection of our independent registered public accounting firm.

PROPOSAL THREE
ADVISORY VOTE ON EXECUTIVE COMPENSATION

Our stockholders voted in 2012, in a non-binding vote, in favor of the submission of our executive compensation annually to our stockholders on a non-binding basis, and our board of directors has adopted that approach. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation of our named executive officers. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. Our executive compensation program received the support of stockholders holding 86% of our stock that was voted on the matter at our 2012 Stockholders Meeting.

Our executive compensation program is designed to attract, motivate and retain a talented team of executives. We seek to accomplish this goal in a way that rewards performance that is aligned with our stockholders' long-term interests. We believe that our executive compensation program satisfies this goal and is strongly aligned with the long-term interests of our stockholders.

In accordance with the requirements of Section 14A of the Exchange Act, we are including in this Proxy Statement a separate resolution, subject to a non-binding stockholder vote, to approve the compensation of our named executive officers as disclosed in this Proxy Statement. Accordingly, the following resolution is submitted for stockholder vote at the 2013 Annual Meeting:

> "RESOLVED, that the stockholders of LRAD Corporation approve, on an advisory basis, the compensation of its named executive officers as disclosed in the tabular disclosure regarding named executive officer compensation and the accompanying narrative disclosure in the Proxy Statement for the 2013 Annual Meeting."

As an advisory vote, this proposal is not binding. However, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will continue to consider the outcome of the vote when making future compensation decisions for named executive officers.

Our Board of Directors recommends that stockholders vote FOR the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of June 7, 2013 by: (i) each director and nominee; (ii) each of the named executive officers reflected in the Summary Compensation Table; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
Common Stock	**Austin W. Marxe and David M. Greenhouse** 527 Madison Avenue, Suite 2600 New York, New York 10022	4,773,361 (2)	14.4%
Common Stock	**Iroquois Capital Management LLC** 641 Lexington Avenue, 26th Floor New Your, New Your 10022	2,313,136 (3)	7.0%
Common Stock	**Manatuck Hill Partners, LLC** 1465 Post Road East Westport, Connecticut 06880	1,951,122 (4)	6.0%
Common Stock	**Thomas R. Brown** 16990 Goldentop Rd., Suite A San Diego, California 92127	1,456,566 (5)	4.3%
Common Stock	**Helen C. Adams** 16990 Goldentop Rd., Suite A San Diego, California 92127	57,292 (6)	*
Common Stock	**Laura M. Clague** 16990 Goldentop Rd., Suite A San Diego, California 92127	61,166 (7)	*
Common Stock	**Raymond C. Smith** 16990 Goldentop Rd., Suite A San Diego, California 92127	63,333 (6)	*
Common Stock	**George William VanDeWeghe, Jr.** 16990 Goldentop Rd., Suite A San Diego, California 92127	—	*
Common Stock	**John G. Coburn** 16990 Goldentop Rd., Suite A San Diego, California 92127	—	*
Common Stock	**Richard H. Osgood III** 16990 Goldentop Rd., Suite A San Diego, California 92127	—	*
Common Stock	**Dennis J. Wend** 16990 Goldentop Rd., Suite A San Diego, California 92127	—	*
Common Stock	**Katherine H. McDermott** 16990 Goldentop Rd., Suite A San Diego, California 92127	252,467 (8)	*
	All directors and executive officers as a group (6 persons)	1,890,824 (9)	5.5%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated below, this table is based on information supplied by officers, directors and principal stockholders. The inclusion in this table of such shares does not constitute an admission that the named

stockholder is a direct or indirect beneficial owner of, or receives the economic benefit of, such shares. Percentage of class is based on 32,444,699 shares of common stock outstanding on June 7, 2013. Except as otherwise stated below, each of the named persons has sole voting and investment power with respect to the shares shown (subject to community property laws).

(2) Beneficial joint ownership by Mr. Marxe and Mr. Greenhouse is based on information provided by the stockholder in a Schedule 13G filed with the SEC on February 13, 2012 and consists of 3,985,271 shares of common stock and 788,090 warrants held by the following entities: 1,832,257 shares and 372,466 warrants owned by Special Situations Fund III QP, L.P., 612,989 shares and 102,564 warrants owned by Special Situations Private Equity Fund, L.P., 213,423 shares and 43,385 warrants owned by Special Situations Technology Fund, L.P., and 1,326,602 shares and 269,675 warrants owned by Special Situations Technology Fund II, L.P. MGP Advisors Limited Partnership, or MGP, is the general partner of the Special Situations Fund III QP, L.P. and AWM Investment Company, Inc., or AWM, is the general partner of MGP. SST Advisers, L.L.C., or SSTA, is the general partner of the Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. MG Advisers, L.L.C., or MG, is the general partner of the Special Situations Private Equity Fund, L.P. AWM is the investment adviser to Special Situations Fund III QP, L.P., Special Situations Technology Fund, L.P., Special Situations Technology Fund II, L.P. and Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, SSTA and MG, and are principally responsible for the selection, acquisition, voting and disposition of the portfolio securities by each investment adviser on behalf of its fund. Both Messrs. Marxe and Greenhouse share voting and dispositive power with respect to shares held by these stockholders.

(3) Beneficial ownership by Iroquois Capital Management LLC, Mr. Joshua Silverman and Mr. Richard Abbe is based on information provided by the stockholders in a Schedule 13D Amendment #2 filed with the SEC on May 24, 2013. Iroquois Capital Management L.L.C ("Iroquois Capital") is the investment manager of Iroquois Master Fund, Ltd. ("IMF"). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Mr. Silverman and Mr. Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF. In the Schedule 13D filing, each of Iroquois Capital and Mr. Silverman reported shared voting and dispositive power over 2,028,102 shares (including 1,639,336 shares and warrants to purchase 388,766 shares), Mr. Silverman reported sole voting and dispositive power over 21,167 shares (including 16,664 shares and warrants to purchase 4,503 shares) and Mr. Abbe reported shared voting and dispositive power over 2,291,969 shares (including 1,894,196 shares and warrants to purchase 397,773 shares) and sole voting and dispositive power over 267,020 shares (including 221,984 shares and warrants to purchase 45,036 shares). Messrs. Silverman and Abbe also disclaimed beneficial ownership over 1,540,926 shares (including 1,216,653 shares and warrants to purchase 324,273 shares) in the Schedule 13D.

(4) Beneficial ownership by Manatuck Hill Partners, LLC is based on information provided by the stockholder in a Schedule 13G filed with the SEC on April 5, 2011 and consists of 1,951,122 shares of common stock. Manatuck Hill Partners, LLC has sole voting and dispositive power with respect to the shares.

(5) Includes 1,429,166 shares issuable upon exercise of outstanding stock options within 60 days of June 7, 2013.

(6) Consists of shares issuable upon exercise of outstanding stock options within 60 days of June 7, 2013.

(7) Includes 2,000 shares held by spouse and 59,166 shares issuable upon exercise of outstanding stock options within 60 days of June 7, 2013

(8) Includes 241,667 shares issuable upon exercise of outstanding stock options within 60 days of June 7, 2013.

(9) Includes 1,850,624 shares issuable upon exercise of outstanding stock options within 60 days of June 7, 2013.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid or earned by our Chief Executive Officer and Chief Financial Officer for the fiscal year ended September 30, 2012. We refer to each such person as a "named executive officer."

Name and Principal Position	Fiscal Year	Salary	Bonus	Option Awards	All Other Compensation	Total
Thomas R. Brown	2012	$ 275,000	—	$ 463,644(1)	$ 14,047	$ 752,691
President and Chief Executive Officer	2011	$ 268,750	$ 268,750	$ 181,113(2)	$ 11,302	$ 729,915
Katherine H. McDermott	2012	$ 175,000	—	$ 41,186(1)	$ 7,875	$ 224,061
Chief Financial Officer and Secretary	2011	$ 171,250	$ 171,250	$ 60,137(2)	$ 9,090	$ 411,727

(1) The amounts for 2012 reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2012, in accordance with ASC 718, "Compensation-Stock Compensation." Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements for the fiscal year ended September 30, 2012, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 4, 2012.

(2) The amounts for 2011 reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2011, in accordance with ASC 718, "Compensation-Stock Compensation." Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements for the fiscal year ended September 30, 2011, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 5, 2011.

No named executive officer received any form of non-cash compensation from us in the fiscal year ended September 30, 2012, or currently receives any such compensation, in excess of 10% of the total amount of annual salary and bonus reported for the named executive officer above. No named executive officer received a restricted stock award, a stock appreciation right or a long-term incentive payout in the fiscal year ended September 30, 2012.

Employment Arrangements

We have entered into the following employment arrangements with each of the named executive officers reflected in the Summary Compensation Table.

Mr. Thomas R. Brown—Effective August 23, 2006, we entered into a letter agreement with Mr. Brown pursuant to which he was appointed as our President and Chief Executive Officer commencing September 5, 2006. Under his employment agreement, Mr. Brown's current annual salary is $275,000, and Mr. Brown participates in bonus, benefit and other incentives at the discretion of the Compensation Committee. In connection with his employment, Mr. Brown is eligible for an annual bonus as recommended by the Compensation Committee and approved by the Board. The bonus for 2013 is based on the bonus plan described below under the heading "Executive Officer and Employee Incentive Plan." Mr. Brown received no bonus for fiscal year 2012. In the event that Mr. Brown's employment is terminated for any reason other than cause, or if he resigns for good reason, he will be entitled to severance equal to one month's salary for each two month period of service, or portion thereof, up to six months' salary. He will also be entitled to continuation of his company-provided health and dental benefits for the same period. Mr. Brown is also entitled to participate in the Change in Control Severance Benefit Plan whereby in the event of a qualifying termination, he will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination.

Ms. Katherine H. McDermott—Effective June 25, 2007, we entered into a letter agreement with Ms. McDermott pursuant to which she was appointed Controller/Chief Accounting Officer, and subsequently Chief Financial Officer. Under her employment agreement, Ms. McDermott's current annual salary is $175,000, and Ms. McDermott participates in bonus, benefit and other incentives at the discretion of the Compensation Committee. Ms. McDermott's bonus for 2013 is based on the bonus plan described below under the heading "Executive Officer and Employee Incentive Plan." Ms. McDermott received no bonus for fiscal year 2012. Ms. McDermott's employment is not for a specified period or term of employment and is terminable at-will by us or by Ms. McDermott for any reason, with or without notice. Ms. McDermott is also entitled to participate in the Change in Control Severance Benefit Plan whereby in the event of a qualifying termination, she will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination.

Executive Officer and Employee Incentive Plan

On November 29, 2012, the Compensation Committee of our Board recommended, and the Board approved, an incentive bonus plan for fiscal year 2013 designed to motivate our employees to achieve our financial objectives and to reward them for their achievements when our objectives are met. All of our employees will be entitled to participate in the incentive plan. Target bonus amounts vary based on a percentage of the employee's base salary, which are 50% of base salary for executive officers and range from 10% to 50% of base salary for other employees depending on their level of responsibility. A bonus payment will be made at three levels, including at 50% of target, at 100% of target and at 200% of target, depending upon the achievement by our company of specified earnings per share goals. For purposes of the earnings per share calculation, the number of shares outstanding will also be held constant as of October 1, 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information regarding unexercised options for each named executive officer outstanding as of September 30, 2012.

	Outstanding Equity Awards at Fiscal Year-End					
	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable	Total			
Thomas R. Brown	100,000	— (1)	100,000	—	$ 1.88	2/15/2013
	350,000	— (2)	350,000	—	$ 0.48	12/8/2013
	250,000	— (3)	250,000	—	$ 1.24	6/15/2015
	91,666	8,334 (4)	100,000	—	$ 2.63	12/6/2015
	166,667	83,333 (5)	250,000	—	$ 2.27	8/19/2021
	312,500	437,500 (6)	750,000	—	$ 1.33	5/10/2022
Katherine H. McDermott	50,000	— (1)	50,000	—	$ 1.88	2/15/2013
	75,000	— (2)	75,000	—	$ 0.48	12/8/2013
	100,000	— (3)	100,000	—	$ 1.24	6/15/2015
	41,667	58,333(6)	100,000	—	$ 1.33	5/10/2022

(1) The option vests as to 1/3 of the shares on the date of grant of February 15, 2008 and 1/12 quarterly thereafter until fully vested.
(2) The option vests as to 1/3 of the shares on the date of grant of December 8, 2008 and 1/12 quarterly thereafter until fully vested.
(3) The option vests as to 1/3 of the shares on the date of grant of June 15, 2010 and 1/12 quarterly thereafter until fully vested.
(4) The option vests as to 1/3 of the shares on the date of grant of December 6, 2010 and 1/12 quarterly thereafter until fully vested.
(5) The option vests as to 1/3 of the shares on the date of grant of August 19, 2011 and 1/12 quarterly thereafter until fully vested.
(6) The option vests as to 1/3 of the shares on the date of grant of May 10, 2012 and 1/12 quarterly thereafter until fully vested. As part of the settlement of the derivative litigation commenced by Iroquois in July 2012, Mr. Brown has agreed to increase the exercise price of the option held by Mr. Brown to $3.00 per share. The exercise price will be increased within three (3) business days after the settlement of the derivative litigation is approved by the Delaware Court.

Fiscal 2012 Option Exercises

There were no options exercised by any named executive officer during the fiscal year ended September 30, 2012. We do not have any stock appreciation rights plans in effect and we have no long-term incentive plans, as those terms are defined in SEC regulations. During the fiscal year ended September 30, 2012, we did not adjust or amend the exercise price of stock options awarded to the named executive officers. We have no defined benefit or actuarial plans covering any named executive officer.

Potential Payments Upon Termination or Change-in-Control

Under our employment agreement with Mr. Brown, in the event that Mr. Brown's employment is terminated for any reason other than cause, or if he resigns for good reason, he will be entitled to severance equal to one month's salary for each two month period of service, or portion thereof, up to six months' salary. Mr. Brown's current annual salary is $275,000. As such, in the event we are required to make severance payments to him, he would be entitled to $22,917 for each two months of service, up to an aggregate of $137,500. He will also be entitled to continuation of his company-provided health and dental benefits for the same period of time.

We have a Change in Control Severance Benefit Plan under which, in the event of a qualifying termination, each of two participating executives will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination. A qualifying termination under the Change of Control Plan is any involuntary termination without cause or any voluntary termination for good reason, in each case occurring within three months before or twelve months after a change of control of the Company.

COMPENSATION OF DIRECTORS

The following table shows all the fees earned or cash paid during the fiscal year ended September 30, 2012 to our non-employee directors. No option or restricted stock awards, long-term incentive plan payouts or other types of payments, other than the amount identified in the chart below, were paid to these directors during the fiscal year ended September 30, 2012.

Director Compensation Fiscal Year 2012

Name	Fees Earned or Paid in Cash	Option Awards (1)	All Other Compensation	Total
Helen C. Adams	$ 20,000	$ 17,987	—	$ 37,987
Laura M. Clague	$ 20,000	$ 8,446	—	$ 28,446
Raymond C. Smith	$ 20,000	$ 8,446	—	$ 28,446
George William VanDeWeghe, Jr.	$ 2,283	$ 1,084	—	$ 3,367

(1) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2012, in accordance with ASC 718, "Compensation-Stock Compensation". Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements for the fiscal year ended September 30, 2012, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 4, 2012.

During fiscal year 2012, each of our non-employee directors was paid a fee of $5,000 per quarter, payable quarterly in arrears. Partial quarters are prorated based on the board member's start date. No additional amounts are payable for committee participation.

EQUITY COMPENSATION PLAN INFORMATION

At September 30, 2012, we had one equity incentive plan under which equity securities are or have been authorized for issuance to our employees, consultants or directors: the 2005 Equity Incentive Plan. This plan has been approved by our stockholders. In addition, from time to time we issue to employees, directors and service providers special stock options, inducement grants and warrants to purchase common shares, and these grants have not been approved by stockholders. The following table sets forth information as of September 30, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	3,463,339	$ 1.31	969,977
Equity compensation plans not approved by security holders	—	—	—
Total	3,463,339	$ 1.31	969,977

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Ms. Adams, Admiral Smith, Mr. VanDeWeghe, and Ms. Clague (Chair) served on the Compensation Committee during fiscal 2012, and Ms. Adams, Ms. Clague, and Mr. VanDeWeghe comprise our current Compensation Committee. None of the members of our Compensation Committee during the fiscal year ended September 30, 2012 are or were formerly officers or employees of our company. No executive officer of our company (1) served as a member of the compensation committee (or other committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation Committee, (2) served as a director of another entity, one of whose executive officers served on our Compensation Committee, or (3) served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of our company.

REPORT OF THE AUDIT COMMITTEE

Introductory Note: The following report is not deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed soliciting material or filed under such acts.

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended September 30, 2012.

The Audit Committee has reviewed and discussed the audited financial statements of LRAD Corporation with management. The Audit Committee has discussed with Squar, Milner, Peterson, Miranda & Williamson, LLP, our independent registered public accounting firm, the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended, which includes, among other items, matters related to the conduct of the audit of our financial statements. The Audit Committee has also received written disclosures and the letter from Squar, Milner, Peterson, Miranda & Williamson, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accounting firm's communications with the audit committee concerning independence, and has discussed with Squar, Milner, Peterson, Miranda & Williamson, LLP its independence from our company.

The Audit Committee acts pursuant to the Audit Committee Charter adopted by the Board of Directors. Each of the members of the Audit Committee qualifies as an independent director under the current listing standards of the NASDAQ Stock Market.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that audited financial statements be included in our company's Annual Report on Form 10-K for the fiscal year ended September 30, 2012.

AUDIT COMMITTEE

Helen C. Adams (Chair)
Laura M. Clague
Raymond C. Smith

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of any class of our securities registered under Section 12(g) of the Exchange Act to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports furnished to us and written representations that no other reports were required during the fiscal year ended September 30, 2012, we believe that all persons subject to the reporting requirements pursuant to Section 16(a) filed the required reports on a timely basis with the SEC.

TRANSACTIONS WITH RELATED PERSONS

During the fiscal year ended September 30, 2012 there were no (and there are no currently proposed) transactions in which the amount involved exceeded the lesser of $120,000 or 1% of the average of total assets at year end for the last two completed fiscal years to which we were (or are to be) a participant and in which any executive officer, director, nominee for director, 5% beneficial owner of our common stock or member of the immediate family of any of the foregoing persons had (or will have) a direct or indirect material interest.

STOCKHOLDER PROPOSALS

The deadline for submitting a stockholder proposal for inclusion in our proxy statement and form of proxy for our 2014 annual meeting of stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is February 6, 2014.

Our bylaws also establish an advance notice procedure with respect to certain stockholder proposals and director nominations. If a stockholder wishes to have a stockholder proposal considered at our 2014 annual meeting, the stockholder must give timely notice of the proposal in writing to our Corporate Secretary. To be timely, a stockholder's notice of the proposal must be delivered to, or mailed and received at our executive offices not earlier than April 18, 2014 and not later than May 18, 2014; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the anniversary of the scheduled date of this year's Annual Meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or, in the event we first make public announcement of the date of such annual meeting fewer than 70 days prior to the date of such annual meeting, the close of business on the 10th day following the day on which we first make public announcement of the date of such meeting.

OTHER MATTERS

Other Matters Brought Before the Meeting

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

Proxy Solicitation

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this Proxy Statement, the proxy and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of our company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Householding of Proxy Materials

In some cases, stockholders holding their shares in a brokerage or bank account who share the same surname and address and have not given contrary instructions received only one copy of the proxy materials. This practice is designed to reduce duplicate mailings and save printing and postage costs. If you would like to have a separate copy of our annual report and/or proxy statement mailed to you or to receive separate copies of future mailings, please submit your request to the address or phone number that appears on your proxy card. We will deliver such additional copies promptly upon receipt of such request.

In other cases, stockholders receiving multiple copies at the same address may wish to receive only one. If you now receive more than one copy, and would like to receive only one copy, please submit your request to the address or phone number that appears on your proxy card. A copy of our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 30, 2012 has been made available on-line or will be mailed upon request by our proxy service. Exhibits to the Form 10-K are available without charge upon written request to the Secretary at LRAD Corporation, 16900 Goldentop Road, Suite A, San Diego, California 92127.

Electronic Delivery of Proxy Materials and Annual Reports

If you are a stockholder of record, you may request and consent to electronic delivery of our future proxy materials and annual reports by following the instructions on your proxy card. If your shares are held in street name, please contact your broker, bank or other nominee and ask about the availability of electronic delivery. If you select electronic delivery, we will discontinue mailing the proxy materials and annual reports to you beginning next year and you will be sent an e-mail message notifying you of the Internet address or addresses where you may access the proxy materials and annual report. Your consent to electronic delivery will remain in effect until you revoke it. If you selected electronic delivery last year, we will not mail the materials to you this year and you will receive an e-mail message with the Internet address where you may access the proxy materials and annual report for the current year.

Additional Documentation

A copy of our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 30, 2012 has been made available on-line or will be mailed upon request by our proxy service. Exhibits to the Form 10-K are available without charge upon written request to the Secretary at LRAD Corporation, 16900 Goldentop Road, Suite A, San Diego, California 92127.

Accommodations for Attendance at the Annual Meeting

Any stockholder or stockholder's representative who, because of a disability, may need special assistance or accommodation to allow him or her to participate at the Annual Meeting may request reasonable assistance or accommodation from us by contacting the Secretary at LRAD Corporation, 16990 Goldentop Road, Suite A, San Diego, California 92127 or at (858) 676-1112. To provide us sufficient time to arrange for reasonable assistance or accommodation, please submit all requests by July 10, 2013.

IMPORTANT

Your vote is very important no matter how many shares you own. If your shares are held in your own name, please sign, date and return the enclosed proxy card in the postage-paid envelope provided or submit your proxy by telephone or the internet. Instructions regarding telephone and internet voting are included on the proxy card (or, if applicable, your electronic delivery notice). If your shares are held in "street name," you should provide instructions to your broker, bank, nominee or other institution on how to vote your shares. You may provide instructions to your bank, nominee or other institution over the internet or by telephone if your broker, bank, nominee or other institution offers these options, or you may return the proxy card to your broker, bank, nominee or other institution and contact the person responsible for your account to ensure that a proxy is voted on your behalf.

*****

Whether you intend to be present at the Annual Meeting or not, we urge you to return your signed proxy card promptly.

By Order of the Board of Directors



Thomas R. Brown
Chairman of the Board

June 7, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

Commission File Number 0-24248


LRAD
CORPORATION

LRAD CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**87-0361799**
(State or other jurisdiction of Incorporation or organization)	**(I.R.S. Employer Identification No.)**
16990 Goldentop Road, San Diego, California	**92127**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (858) 676-1112

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of exchange on which registered
Common stock, $.00001 par value per share	NASDAQ Capital Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by nonaffiliates of the registrant as of March 31, 2012 (the last business day of the registrant's most recently completed second fiscal quarter) was $43,631,323* based upon the closing price of the shares on the NASDAQ Capital Market on that date.

* Excludes the common stock held by executive officers, directors and stockholders whose ownership exceeds 5% of the common stock outstanding at March 31, 2012. This calculation does not reflect a determination that such persons are affiliates for any other purpose.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

32,399,199 shares of common stock, par value $.00001 per share, as of November 26, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2013 Annual Meeting of Stockholders, to be filed subsequent to the date of this report, are incorporated by reference into Part III of this report. The definitive proxy statement will be filed with the Commission not later than 120 days after the conclusion of the registrant's fiscal year ended September 30, 2012.

TABLE OF CONTENTS

PART I

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements relating to future events or the future performance of our company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the only means of identifying forward-looking statements. Such statements are predictions and actual events or results may differ materially. In evaluating such statements, you should specifically consider various factors identified in this report, including the matters set forth below in "Item 1A. Risk Factors" of this Annual Report on Form 10-K, which could cause actual results to differ materially from those indicated by such forward-looking statements.

For purposes of this Annual Report, the terms "we", "us" and "our" refer to LRAD Corporation and its consolidated subsidiary.

Item 1. Business.

Overview

LRAD Corporation develops and delivers innovative directed acoustic products that beam, focus and control sound over short and long distances. By placing sound only where needed, we not only enhance many typical speaker applications, but we offer novel sound applications that conventional speakers cannot achieve. We offer a variety of directional sound products which meet a broad range of requirements from communicating with and deterring threats over distances up to 300 meters with our hand-held LRAD 100X to distances in excess of 3,500 meters with our LRAD 2000X. Since 1996, we have been at the forefront developing new acoustic innovations to project, focus, shape and control sound and we believe we have established a significant competitive advantage in our principal markets. Our Long Range Acoustic Device® or LRAD® pioneered a new worldwide market for directional long-range acoustic hailing devices ("AHDs") capable of communicating with authority and clarity more than 3,500 meters.

Technology and Products

Our major technology platforms and related products are:

LRAD®

Our LRAD represents a technological breakthrough that creates a directed acoustic beam using minimal power to communicate at operational ranges with authority and superior intelligibility even in high ambient noise environments. LRAD hailing, notification and warning systems feature a 15 to 30 degree acoustic beam and a broadcast range in excess of 3,500 meters. LRAD hailing, notification and warning systems also feature a rugged construction that allows the product to meet the stringent environmental requirements of military applications. LRAD hailing, notification and warning systems can emit powerful voice commands, prerecorded messages in multiple languages or deterrent tones to create large safety zones allowing operators to determine the intent, influence the behavior and gain compliance from approaching vessels, vehicles or personnel. LRAD was developed for the U.S. Navy to fulfill a capability gap identified after the USS Cole attack in 2000 and has been deployed by the U.S. Army, Navy, Marine Corps and Coast Guard, as well as international military services and commercial maritime, commercial security, and public safety organizations around the globe since early 2003.

In fiscal 2008, we completed the redesign and redevelopment of our LRAD product and introduced our current generation of products called LRAD-X. Our LRAD-X product line uses directionality and focused acoustic output to clearly transmit critical information, instructions and warnings in excess of 3,500 meters. The LRAD-X product line features improved voice intelligibility and is available in a number of packages and form factors that meet the military's stringent environmental requirements. Our LRAD-X product line provides a complete range of systems from single user portable to permanently installed, remotely operated. In fiscal 2011, we added wireless capability to our LRAD 100X product. Our LRAD products have been competitively selected over other commercially available systems by U.S. and several foreign militaries. Our LRAD-X product line includes the following:

- **LRAD 2000X**—launched in fiscal 2012 to meet the requirements of larger security applications—is our largest and loudest acoustic hailing system and broadcasts highly intelligible voice communication that can be clearly heard and understood more than 3,500 meters away.
- **LRAD 1000X**—selected by the U.S. Navy as its AHD for Block 0 of the Shipboard Protection System—can be manually operated to provide long distance hailing and warning with highly intelligible communication. This unit is available in both fully-integrated and remotely-operated electronics.
- **LRAD 500X**—selected by the U.S. Navy and U.S. Army as their AHD for small vessels and vehicles—is lightweight and can be easily transported to provide security personnel long-range communications and a highly effective hailing and warning capability where needed.
- **LRAD 300X** is a lightweight mid-range AHD developed for small vessels and manned and unmanned vehicles and aircraft. This unit is available in both fully-integrated and remotely-operated electronics.
- **LRAD 100X** is a self-contained, battery powered, portable system designed for use in a variety of mass notification, law enforcement and commercial security applications. This unit is ideally suited for short-range perimeter security and communications.
- **LRAD-RX**—selected by the U.S. Navy in 2010 in a competitive bid process as its AHD for Block 2 of the Shipboard Protection System—is our prescription for remotely controlled security. It enables system operators to detect and communicate with an intruder over long distances. The LRAD-RX features an LRAD 1000X emitter head, integrated camera, high-intensity searchlight and an internally developed, robust, and Internet protocol-addressable full pan and tilt drive system for precise aiming and tracking. The LRAD-RX can also be integrated with radar to provide automated intruder alerts. Because of its automated capabilities, the LRAD-RX reduces manpower requirements and false alarms while providing an intelligent, cost-effective security solution.
- **LRAD 360X**—launched in fiscal 2012—broadcasts attention-commanding siren alarms and highly intelligible live announcements and pre-recorded messages in a uniform 360° pattern over distances up to two miles. The LRAD 360X is targeted for mass notification and emergency warning for campus, border and perimeter security applications, tsunami, hurricane and tornado warnings, bird safety and control, and asset protection.

SoundSaber®

Our SoundSaber thin film magnetic speaker technology, the primary product from our NeoPlanar® speaker line, provides high clarity throughout the audio range for public address and high-end sound applications. SoundSaber products are based on our proprietary technology incorporating a thin film magnetic speaker that produces sound of high quality, low distortion and high volume. Our SoundSaber line of hardened panels provide improved intelligibility in challenging acoustic environments such as hangar bays, industrial buildings, airports and other facilities and are capable of delivering highly intelligible audio in excess of 500 meters. We offer SoundSaber panels in a variety of sizes for custom installation and packaged for installation in mass notification applications.

Recent Developments

In the fiscal year ended September 30, 2012, we accomplished the following:

- Achieved third consecutive year of profitability; the first three years of profitability in our Company's history, in spite of a significant reduction in revenues due to overall global market conditions and ongoing United States defense budget uncertainty, and the loss of a $12.1 million sale to a foreign military reported in the prior year, which wasn't repeated in the current year.
- Achieved net income of approximately 10% of revenue and increased working capital by 12%.
- Enhanced our existing product offerings. Recorded initial sales of the LRAD 2000X, our largest and loudest product to date. Designed, developed and introduced the LRAD 360X with initial sales occurring in the quarter ended June 30, 2012.
- Continued to develop our distribution channels by signing new third party sales representatives.
- Continued to manage our balance sheet and control expenses while investing in new product development and markets.

Strategy

We believe we have been instrumental in developing a market and increasing demand for AHDs in a number of business segments and markets. We are building on our leadership position in the field of directed or focused sound for both short-range and long-range communication with high clarity. Our overall strategy is to offer an increasing variety of directed sound and other products for an increasing range of applications. In executing our strategy, we use direct sales to governments, military, larger end-users, system integrators and defense-related companies, and we are building a worldwide distribution channel consisting of partners and resellers that have significant expertise and experience selling integrated communications solutions into our various target markets. Since our primary sales opportunities are with the military and government, we are subject to each customer's unique budget cycle, which leads to extremely long selling cycles and uneven revenue flows further complicating our product planning.

Our major initiative for fiscal 2013 is to return to revenue growth by increasing direct sales to domestic and international militaries and large commercial and defense-related companies desiring to use our directed sound technology in their integrated product offerings. Our business development personnel focus primarily on the government, military, law enforcement, homeland and international security, private and commercial security, maritime security and wildlife preservation and control markets. In 2013, we intend to continue our focus on these markets and expand our product offerings into airports and other markets to safeguard wildlife and protect assets. We continue to focus on expanding and strengthening domestic and international sales channels by adding key channel partners, distributors and dealers. In addition, we increased our internal activities by increasing the number of business development personnel. Our goal is to continue to expand market penetration and develop new markets for our LRAD products.

Our research and development strategy is to continue developing innovative directed acoustic solutions and to design new products for introduction into our target markets. In 2008, we made significant improvements to the performance and quality of our existing directed sound products and introduced our line of LRAD-X products. The introduction of our redesigned and reengineered product line has allowed us to expand our business and maintain an industry leadership position. We have ongoing development efforts to further improve our products' performance, quality and features. We also engage in ongoing value engineering to reduce the cost and simplify the manufacturing of our products.

Manufacturing and Suppliers

Manufacturing. We believe maintaining quality manufacturing capacity is essential to the performance of our products and the growth of our business. Our technologies are different from mass produced sound transducer designs, and our manufacturing and assembly involves unique processes and materials. We contract with third party suppliers to produce various components and sub-assemblies. At our San Diego, California facility, we complete the final assembly of, and test and ship, our products for both commercial and government systems. We have refined our internal processes to improve how we design, test and qualify product designs. We continue to implement rigorous manufacturing and quality processes to track production and field failures. We also perform third party testing and certification of our products ensuring that they meet military specifications. We have developed custom manufacturing equipment used to automate the production of key sub-assemblies reducing the labor component and permitting higher volume production. We implement design and component changes periodically to reduce our product costs, improve product reliability and improve operating margins.

Suppliers. Our products have a large number of components and sub-assemblies produced by outside suppliers mostly located within 50 miles of our facility to take advantage of flexible turnaround, minimize inventories and to maximize our supply-chain. We purchase a number of key components and subassemblies from foreign suppliers. Consequently, we are subject to the impact economic conditions can have on such suppliers and the fluctuations of foreign currency exchange rates which could impact our lead times and product cost. We have developed strong relationships with a number of our key suppliers. If these suppliers should experience quality problems or part shortages, our production schedules could be significantly delayed or our costs significantly increased.

Sales and Marketing

We market and sell products and services through our sales force based in California, Colorado, Maine and Rhode Island. Our corporate and administrative offices are located in San Diego, California.

We sell directly to governments, military, large end-users and defense-related companies. We use independent representatives on a commission basis to assist us in our direct sales efforts. We also use a channel distribution model in which we sell our products directly to a small network of independent resellers and system integrators around the world who then sell our products (or our products integrated with other systems) to end-user customers. We are focusing our internal business development resources on building relationships with defense integrators and other large, direct customers.

We have established a global reputation for providing high quality, innovative sound solutions that has made LRAD an internationally recognized product brand. We actively promote our brands on our products and we intend to continue to increase the use of our trademarks throughout our product distribution chain and believe growing brand awareness will assist in expanding our business.

Customer Concentration

For the fiscal year ended September 30, 2012, revenues from ADS, Inc. accounted for 36% of revenues, with no other single customer accounting for more than 10% of revenues. ADS, Inc. is a reseller to end users in various branches of the military such as the U.S. Navy, U.S. Marine Corps, U.S. Army, the Department of Homeland Security and international customers. For the fiscal year ended September 30, 2011, revenues from a foreign government's Ministry of Defense accounted for 46% of revenues and direct revenue from the U.S. Navy accounted for 12% of revenues, with no other single customer accounting for more than 10% of revenues.

Our revenues to date have relied on a few major customers. The loss of any customer could have a material adverse effect on our financial condition, results of operations and cash flows. Our goal is to diversify sound technology revenues in future periods.

Backlog

Our order backlog for products that are deliverable in the next 12 months was approximately $3,339,000 at September 30, 2012, compared to $1,918,000 at September 30, 2011. The amount of backlog at any point in time is dependent upon scheduled delivery dates to our customers and product lead times. Our backlog orders are supported by contracts and firm purchase orders.

Warranties

We generally warrant our products to be free from defects in materials and workmanship for a period up to one year from the date of purchase. The warranty is generally a limited warranty, and in some instances imposes certain shipping costs on the customer. We generally provide direct warranty service, but at times we may establish warranty service through OEM customers or others. Our international warranties are generally similar to the warranties we offer in the U.S.

We also provide repair and maintenance agreements and extended warranty contracts at market rates, with terms ranging from one year to several years, as an additional source of revenue and to provide increased customer satisfaction.

Competition

Our technologies and products compete with those of other companies. The commercial and government audio industry markets are fragmented and competitive and include numerous manufacturers with audio products that vary widely in price, quality and distribution channels. Many of our present and potential future competitors have, or may have, substantially greater resources to devote to product development. We believe we compete primarily on the originality of our products, the uniqueness of our technology and designs, the ability to meet customer needs and, most importantly, the quality and ruggedness of our products which have been developed by incorporating feedback from our customers and our desire to provide the highest quality product to our market.

We believe our LRAD products are the leading acoustic hailing and warning products in the market today for military and commercial applications. The broad category of government audio industry speakers includes competitors such as IML Sound Commander, Ultra Electronics USSI, and others. We do not believe these competitors have achieved significant market penetration in the government or commercial directed hailing markets to date. We believe our LRAD product line has demonstrated acceptance and has performed extremely well in harsh environments and can continue to compete on the basis of technical features, performance, ease of use and cost. As we continue to grow this market, future competitors with greater resources may enter with new technologies and capabilities, which could impact our competitiveness.

With the introduction of the omnidirectional LRAD 360X, we are entering the more mature and established mass notification market, which has a number of large competitors including Federal Signal Corporation, Whelen Engineering Company Inc., Siemens AG and others. The LRAD 360X provides the same vocal clarity over long distances as our directed LRAD-X products. We believe the ability of the LRAD 360X to broadcast highly intelligible voice messages gives us a competitive advantage against these larger organizations. We believe the domestic and international markets for mass notification systems are substantial.

Seasonality

Government business tends to be seasonal due to government procurement/budget cycles, with the quarter ending September 30, which coincides with the United States government budget year, usually producing relatively higher sales, and the quarter ending December 31, usually producing relatively lower sales. We have not experienced any significant seasonality trends to date, but we may experience increased seasonality in the future.

Government Regulation

We are subject to a variety of government laws and regulations that apply to companies engaged in international operations, including, among others, the Foreign Corrupt Practices Act, U.S. Department of Commerce export controls, local government regulations and procurement policies and practices (including regulations relating to import-export control, investments, exchange controls and repatriation of earnings). We maintain controls and procedures to comply with laws and regulations associated with our international operations. If we are unable to remain compliant with such laws and regulations, our business may be adversely affected.

Our products are being produced to comply with standard product safety requirements for sale in the United States and similar requirements for sale in Europe and Canada. We expect to meet the electrical and other regulatory requirements for electronic systems or components we sell throughout the world.

Financial Information about Segments and Geographic Areas

Financial information regarding our segments and the geographic areas where we operate is contained in Note 16 to our consolidated financial statements.

Intellectual Property Rights and Proprietary Information

We operate in an industry where innovation, investment in new ideas and protection of resulting intellectual property rights are important to our success. We rely on a variety of intellectual property protections for our products and technologies, including patent, trademark and trade secret laws and contractual obligations, and we pursue a policy of vigorously enforcing such rights.

In addition to such factors as innovation, technological expertise and experienced personnel, we believe that a strong product offering that is continually upgraded and enhanced will keep us competitive, and we will seek patent protection on important technological improvements that we make. We have an ongoing policy of filing patent applications to seek protection for novel features of our products and technologies. Prior to the filing and granting of patents, our policy is to disclose key features to patent counsel and maintain these features as trade secrets prior to product introduction. Patent applications may not result in issued patents covering all important claims and could be denied in their entirety. We also file for trade name and trademark protection when appropriate. We are the owner of federally registered trademarks including LRAD®, LONG RANGE ACOUSTIC DEVICE®, LRAD-X®, LRAD-RX® and SOUNDSABER®, many of which have earned worldwide brand recognition.

Our policy is to enter into nondisclosure agreements with each employee and consultant or third party to whom any of our proprietary information is disclosed. These agreements prohibit the disclosure of confidential information to others, both during and subsequent to employment or the duration of the working relationship. These agreements may not prevent disclosure of confidential information or provide adequate remedies for any breach.

Research and Development

The sound reproduction market is subject to rapid changes in technology and design with frequent improvements and new product introductions. We believe our future success will depend on our ability to enhance and improve existing technologies and to introduce new technologies and products on a competitive basis that meet the needs of our customers. Accordingly, we have in the past, and we expect in the future, to engage in significant research and development activities.

For the fiscal years ended September 30, 2012 and 2011, we spent approximately $1.7 million and $2.5 million, respectively, on company-sponsored research and development. Future levels of research and development expenditures will vary depending on the timing of further new product development and the availability of funds to carry on additional research and development on currently owned technologies or in other areas.

Executive Officers

The current executive officers of LRAD Corporation and their ages and business experience are set forth below.

Thomas R. Brown, age 62, has been a director since March 2006 and was appointed as President and Chief Executive Officer in August 2006 and Interim Chief Financial Officer in September 2006. Mr. Brown served as President of BrownThompson Executive Search, a financial executive search firm, from April 2005 to August 2006. Mr. Brown was employed by Sony Electronics, Inc. from February 1988 to September 2004. From April 2001 to September 2004, Mr. Brown was Executive Vice President and Deputy President of the Engineering and Manufacturing division of Sony Electronics, Inc., where he was responsible for supply chain operations including Information Technology, Procurement, Customer Service, North American Manufacturing Operations and Finance. From April 2000 to September 2004, Mr. Brown was concurrently the Executive Vice President and President of Information Technology Division for Sony Electronics, where he was responsible for establishing the North American personal computer manufacturing division. Mr. Brown is a member of the board of directors of Mad Catz Interactive, Inc. (NYSE MKT/TSX: MCZ), a provider of video game accessories. Mr. Brown holds a B.A. in Economics from Rutgers University.

Katherine H. McDermott, age 52, was appointed as Controller/Chief Accounting Officer in June 2007 and was promoted to Chief Financial Officer in September 2007. Ms. McDermott served as the Chief Financial Officer for National Pen Company from 2005 to 2006 and the vice president of finance for Lantronix, Inc., a publicly traded technology company, from 2000 to 2005. Ms. McDermott held a variety of senior financial positions with Bausch & Lomb from 1988 to 1999 and began her career holding a number of financial positions with a component division of General Motors from 1982 to 1988. Ms. McDermott holds a B.A. in Business Administration from St. Bonaventure University and an MBA from the William E. Simon School of Business Administration at the University of Rochester.

Executive officers serve at the discretion of the board of directors.

Employees

At September 30, 2012, we employed a total of 36 people. Of such employees, 9 were in research and development, 13 were in production, quality assurance and materials control, 8 were in general and administrative and 6 were in sales and marketing. We also contract technical and production personnel from time to time on an as needed basis and use outside consultants for various services. We have not experienced any work stoppages and are not a party to a collective bargaining agreement, and we consider our relations with our employees to be favorable.

Available Information

Our shares of common stock trade on the NASDAQ Capital Market under the symbol "LRAD." Our address is 16990 Goldentop Road, San Diego, California, 92127, our telephone number is 858-676-1112, and our website is located at www.lradx.com. We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, reports filed by our directors, executive officers and certain significant shareholders pursuant to Section 16 of the Securities Exchange Act and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 as soon as reasonably practical after the reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The information on our website is not incorporated by reference into this report nor is it part of this report.

Item 1A. Risk Factors.

An investment in our company involves a high degree of risk. In addition to the other information included in this report, you should carefully consider the following risk factors in evaluating an investment in our company. You should consider these matters in conjunction with the other information included or incorporated by reference in this report. Our results of operations or financial condition could be seriously harmed, and the trading price of our common stock may decline due to any of these or other risks.

General economic conditions may adversely affect our business, operating results and financial condition

Our operations and performance depend significantly on worldwide economic conditions and their impact on levels of capital investment and government spending. Global economic conditions could adversely influence demand for our products leading to reduced levels of investments, reductions in government spending and budgets and changes in spending priorities and behavior. We could also be adversely affected by the negative impact on economic growth resulting from the combination of federal income tax increases and government spending restrictions potentially occurring at the end of calendar year 2012 in the U.S. (commonly referred to as the "fiscal cliff"), particularly their impact on expected defense spending (sequestration).

We have had a history of net losses and we may not be able to sustain profitability.

We have had a history of operating losses, primarily attributable to the design, development and launch of the Hypersonic Sound product, which was spun-off to Parametric Sound Corporation on September 27, 2010. In fiscal 2010, we achieved profitability for the first time in our history and while we were able to maintain profitability in fiscal 2011 and 2012, our ability to maintain future profitability is dependent on a variety of factors, many outside our control. At September 30, 2012, we had an accumulated deficit of $63,936,566. We need to continue to generate sufficient revenue to be profitable in future periods. Failure to sustain profitability may require us to raise additional funding, which could have a material negative impact on the market value of our common stock.

We may need additional capital for growth.

We may need additional capital to support our growth. While we expect to generate these funds from operations, we may not be able to do so. Principal factors that could affect the availability of our internally generated funds include:

- failure of sales to government, military and commercial markets to meet planned projections;
- government spending levels impacting sales of our products;
- working capital requirements to support business growth;
- our ability to control spending;
- introduction of new competing technologies;
- product mix and effect on margins; and
- acceptance of our existing and future products in existing and new markets.

Should we require additional funds, general market conditions or the then-current market price of our common stock may not support capital raising transactions and any such financing may require advance approval of our stockholders under the rules of the NASDAQ Stock Market. Our ability to obtain financing may be further constrained by the current economic conditions. The recent credit crisis and other related trends affecting the capital markets have caused significant reductions in capital availability. Many lenders and institutional investors have ceased funding even the most credit-worthy entities. In addition, we may be required to reduce costs, including the scaling back of research and development into new products, which could have a negative impact on our ability to compete and to innovate. If we raise additional funds by selling additional shares of our capital stock or securities convertible into or exercisable for common stock (assuming we are able to obtain additional financing), the ownership interest of our stockholders will be diluted, which could have a material negative impact on the market value of our common stock.

One customer accounted for 36% of our total revenues for fiscal year 2012. We expect to continue to be dependent on a limited number of customers.

One customer accounted for 36% of total revenues for fiscal year 2012, and two customers accounted for 46% and 12% of total revenues, respectively, for fiscal year 2011. Historically, our revenues have been dependent upon a limited number of customers. We do not have long term agreements with these or other significant customers, and our customers have the right to cease doing business with us at any time. No assurance can be given that these or other customers will continue to do business with us or that they will maintain their historical levels of business. If our relationship with any material customer were to cease, then our revenues would decline and negatively impact our results of operations. Any such decline could result in us increasing our accumulated deficit and a need to raise additional capital to fund our operations. If our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

Disruption and fluctuations in financial and currency markets could have a negative effect on our business.

Financial markets in the United States, Europe and Asia have experienced extreme disruption in recent years, including, among other things, volatility in security prices, diminished liquidity and credit availability and rating downgrades of certain investments. Governments have taken unprecedented actions intended to address these market conditions. While these conditions have not impaired our ability to operate our business, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies, which can then lead to challenges in the operation of our business. These economic developments affect businesses such as ours in a number of ways. The tightening of credit in financial markets adversely affects the ability of commercial customers to finance purchases and operations and could result in a decrease in orders and spending for our products as well as create supplier disruptions. Reductions in tax revenues and other economic developments could also reduce future government spending on our products. We are unable to predict the likely effects that current or worsening economic conditions will have on our business and financial condition.

We purchase a number of key components and subassemblies from foreign suppliers. Consequently, we are subject to the impact economic conditions can have on such suppliers and fluctuations in foreign currency exchange rates. Increases in our cost of purchasing these items could negatively impact our financial results if we are not able to pass these increased costs on to our customers.

We have current government contracts and our future growth is dependent, in large part, on continued sales to U.S. and international governments and businesses that sell to governments.

In fiscal 2012, direct and indirect sales to the U.S. government accounted for approximately 59% of our total net sales, compared to 23% of our total net sales in fiscal 2011. In addition, sales to international governments have increased in recent years, including a $17.6 million product and multi-year maintenance order, of which $12.1 million in product was delivered in March 2011. Changes in defense spending could have an adverse effect on our current and future revenues. Sales of our products to U.S. government agencies and organizations are subject to the overall U.S. government budget and congressional appropriation decisions and processes which are driven by numerous factors, including geo-political events and macroeconomic conditions, and are beyond our control. Recently mandated cuts in U.S. Department of Defense spending, including the pending sequestration spending cuts, could affect future U.S. Department of Defense military initiatives and homeland security spending. Similar issues apply to sales to international governments. We have no assurance that military interest in communication devices to minimize unnecessary force will continue or will provide future growth opportunities for our business.

We must expand our customer base in order to grow our business.

To grow our business, we must fulfill orders from our existing customers, obtain additional orders from our existing customers, develop relationships with new customers and obtain and fulfill orders from new customers. We cannot guarantee that we will be able to increase our customer base. Further, even if we do obtain new customers, we cannot guarantee that those customers will purchase from us enough quantities of our product or at product prices that will enable us to recover our costs in acquiring those customers and fulfilling those orders. Whether we will be able to sell more of our products will depend on a number of factors, including:

- our ability to manufacture reliable products that have the features that are required by our customers;
- the global economy;
- our ability to expand relationships with existing customers and to develop relationships with new customers that will lead to additional orders for our products;
- our ability to develop and expand new markets for directed sound products; and
- our ability to develop international product distribution directly or through strategic partners.

The growth of our LRAD product revenues is dependent on continued acceptance of our products by government, military and developing force protection and emergency response agencies. If these agencies do not purchase our LRAD products, our revenues will be adversely affected.

Although our LRAD products are designed for use by both government and commercial customers, the products have, to date, been predominantly sold for government use. While our total government sales have been increasing, our products have not yet been widely accepted in the large government and military market that includes many prospective customers. Furthermore, the force protection and emergency response market is itself an emerging market that is changing rapidly. If our LRAD products are not widely accepted by the government, military and the developing force protection and emergency response markets, we may not be able to identify other markets, and we may fail to achieve our sales projections.

Perceptions that long range hailing devices are unsafe or may be used in an abusive manner may hurt sales of our LRAD products which could cause our revenues to decline.

Potential customers for our LRAD products, including government, military and force protection and emergency response agencies, may be influenced by claims or perceptions that long range hailing devices are unsafe or may be used in an abusive manner. These claims or perceptions, while unsubstantiated, could reduce our product sales.

A significant portion of our revenue is derived from our core product category.

We are dependent on our core product category to generate our revenues. No assurance can be given that these or other products will continue to have market acceptance or that they will maintain their historical levels of sales. The loss or reduction of sales of this product category could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We may incur significant and unpredictable warranty costs.

Our products are substantially different from proven, mass produced sound transducer designs and are often employed in harsh environments. We may incur substantial and unpredictable warranty costs from post-production product or component failures. We generally warrant our products to be free from defects in materials and workmanship for a period up to one year from the date of purchase. We also sell extended repair and maintenance contracts with terms ranging from one to several years, which provide repair and maintenance services after expiration of the original limited warranty. At September 30, 2012, we had a warranty reserve of $204,313. While our warranty experience with our LRAD product line has been very favorable, as we build more complexity into the product, and as we expand our supplier base, issues could arise that could affect future warranty costs, which could adversely affect our financial position, results of operations and business prospects.

We could incur additional charges for excess and obsolete inventory.

While we strive to effectively manage our inventory, due to rapidly changing technology, and uneven customer demand, product cycles tend to be short and the value of our inventory may be adversely affected by changes in technology that affect our ability to sell the products in our inventory. If we do not effectively forecast and manage our inventory, we may need to write off inventory as excess or obsolete, which in turn can adversely affect cost of sales and gross profit.

We have previously experienced, and may in the future experience, reductions in sales of older generation products as customers delay or defer purchases in anticipation of new product introductions. We currently have established reserves for slow moving or obsolete inventory of $461,205. The reserves we have established for potential losses due to obsolete inventory may, however, prove to be inadequate and may give rise to additional charges for obsolete or excess inventory.

We do not have the ability to accurately predict future operating results. Our quarterly and annual revenues are likely to fluctuate significantly due to many factors, any of which could result in our failure to achieve our revenue expectations.

We expect our proprietary directed acoustic products and technologies will be the source of substantially all our revenues for at least the near future. Revenues from these products and technologies are expected to vary significantly due to a number of factors, many of which are beyond our control. Any one or more of the factors listed below or other factors could cause us to fail to achieve our revenue expectations. These factors include:

- our ability to develop and supply sound reproduction components to customers, distributors or original equipment manufacturers ("OEMs") or to license our technologies;
- market acceptance of and changes in demand for our products or products of our customers;
- gains or losses of significant customers, distributors or strategic relationships;
- unpredictable volume and timing of customer orders;
- delays in funding approval by U.S. and foreign government and military customers;
- the availability, pricing and timeliness of delivery of components for our products and OEM products;
- fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;
- the timing of new technological advances, product announcements or introductions by us, by OEMs or licensees and by our competitors;
- production delays by customers, distributors, OEMs, or by us or our suppliers;
- increased competition in this market:
- the conditions of other industries, such as military and commercial industries, into which our technologies may be sold;
- general electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices;

- general economic conditions that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling; and
- general political conditions in this country and in various other parts of the world that could affect spending for the products that we offer.

Some or all of these factors could adversely affect demand for our products or technologies, and therefore adversely affect our future operating results.

Most of our operating expenses are relatively fixed in the short term. We may be unable to rapidly adjust spending to compensate for any unexpected sales shortfalls, which could harm our quarterly operating results. We do not have the ability to predict future operating results with any certainty.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours obsolete or inferior.

Technological competition from other and longer established electronic and loudspeaker manufacturers is expected to increase. Most of the companies with which we expect to compete have substantially greater capital resources, research and development staffs, marketing and distribution programs and facilities, and many of them have substantially greater experience in the production and marketing of products. In addition, one or more of our competitors may have developed or may succeed in developing technologies and products that are more effective than any of ours, rendering our technology and products obsolete or noncompetitive.

Adverse resolution of disputes, litigation and claims may harm our business, operating results or financial condition.

We are currently a nominal defendant in a derivative lawsuit and may become a party to other litigation, disputes and claims in the normal course of our business. The highly technical nature of our products makes them susceptible to allegations of patent infringement. Litigation is by its nature uncertain and unpredictable and there can be no assurance that the ultimate resolution of such claims will not exceed the amounts accrued for such claims, if any. Litigation can be expensive, lengthy, and disruptive to normal business operations. An unfavorable resolution of a legal matter could have a material adverse effect on our business, operating results, or financial condition. For additional information regarding certain lawsuits and other disputes in which we are involved, see Part I, Item 3 "Legal Proceedings".

Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.

We rely on a combination of contracts and trademark, patent and trade secret laws to establish and protect our proprietary rights in our technology. However, we may not be able to prevent misappropriation of our intellectual property, and our competitors may be able to independently develop competing technologies, or the agreements we enter into may not be enforceable.

Our success, in part, depends on our ability to obtain and enforce intellectual property protection for our technology. A competitor may independently develop or patent technologies that are substantially equivalent to, or superior to, our technology. If this happens, our competitive position could be significantly harmed.

If we develop new products or enhancements to existing products there is no assurance that we will be able to obtain patents to protect them. Even if we do receive patents for our existing or new products, these patents may not provide meaningful protection. In some countries outside of the United States where our products can be sold or licensed, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult and our competitors may successfully sell products in those countries that have functions and features that infringe on our intellectual property.

We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and divert the efforts of our technical and management personnel. As a result, our operating results and financial condition could be affected.

We may face personal injury and other liability claims that harm our reputation and adversely affect our operating results and financial condition.

While the product has been engineered to reduce the risk of damage to human hearing or human health, we could be exposed to claims of hearing damage if the product is not properly operated. A person injured in connection with the use of our products may bring legal action against us to recover damages on the basis of theories including personal injury, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. Our product liability insurance coverage may be insufficient to pay all such claims. Product liability insurance may also become too costly for us or may become unavailable for us in the future. We may not have sufficient resources to satisfy any product liability claims not covered by insurance which would materially and adversely affect our operating results and financial condition. Significant litigation could also result in negative publicity and a diversion of management's attention and resources.

Our international operations could be harmed by factors including political instability, natural disasters, fluctuations in currency exchange rates, and changes in regulations that govern international transactions.

We sell our products worldwide. The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our customers and our suppliers. These risks include:

- changes in tariff regulations;
- political instability, war, terrorism and other political risks;
- foreign currency exchange rate fluctuations;
- establishing and maintaining relationships with local distributors and dealers;
- lengthy shipping times and accounts receivable payment cycles;
- import and export control and licensing requirements;
- compliance with a variety of U.S. laws, including the Foreign Corrupt Practices Act, by us or key subcontractors;
- compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;
- greater difficulty in safeguarding intellectual property than in the U.S.; and
- difficulty in staffing and managing geographically diverse operations.

These and other risks may preclude or curtail international sales or increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products. Failure to comply with U.S. and foreign governmental laws and regulations applicable to international business, such as the Foreign Corrupt Practices Act or U.S. export control regulations, could have an adverse impact on our business with the U.S. and foreign governments.

Current environmental laws, or laws enacted in the future, may harm our business.

Our operations are subject to environmental regulation in areas in which we conduct business. Our product design and procurement operations must comply with new and future requirements relating to the materials composition of our products, including restrictions on lead, cadmium and other substances. We do not expect that the impact of these environmental laws and other similar legislation adopted in the U.S. and other countries will have a substantial unfavorable impact on our business. However, the costs and timing of costs under environmental laws are difficult to predict.

Errors or defects contained in our products, failure to comply with applicable safety standards or a product recall could result in delayed shipments or rejection of our products, damage to our reputation and expose us to regulatory or other legal action.

Any defects or errors in the operation of our products may result in delays in their introduction. In addition, errors or defects may be uncovered after commercial shipments have begun, which could result in the rejection of our products by our customers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. Third parties could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. We may also be unable to obtain adequate liability insurance in the future. Because we are a small company, a product recall would be particularly harmful to us because we have limited financial and administrative resources to effectively manage a product recall and it would detract management's attention from implementing our core business strategies. A significant product defect or product recall could materially and adversely affect our brand image, causing a decline in our sales, and could reduce or deplete our financial resources.

Costs associated with our multi-year maintenance contract with a foreign military customer could be higher than expected.

We have entered into a seven-year repair and maintenance agreement with a foreign military customer to service $12.1 million of product sold in the quarter ended March 31, 2011. We have contracted with a third party service provider to administer the required services under the terms of the maintenance agreement. The revenue from the maintenance agreement with our customer is fixed and paid annually upon completion of each year of service for the seven-year period through 2019. It is possible that the cost to repair and maintain the products and the cost to contract with our third party service provider could exceed the revenue generated by the maintenance agreement.

We rely on outside manufacturers and suppliers to provide a large number of components and sub-assemblies incorporated in our products.

Our products have a large number of components and sub-assemblies produced by outside suppliers. In addition, for certain of these items, we qualify only a single source, which can magnify the risk of shortages and decrease our ability to negotiate with our suppliers on the basis of price. If shortages occur, or if we experience quality problems with suppliers, then our production schedules could be significantly delayed or costs significantly increased, which would have a material adverse effect on our business, liquidity, results of operation and financial position.

Although we assemble our products internally, we have some sub-assemblies and components produced by third party manufacturers. We may be required to outsource manufacturing if sales of our products increase significantly. We may be unable to obtain acceptable manufacturing sources on a timely basis. In addition, from time to time we may change manufacturers and any new manufacturer engaged by us may not perform as expected. An extended interruption in the supply of our products could result in a substantial loss of sales.

Furthermore, any actual or perceived degradation of product quality as a result of our reliance on third party manufacturers may have an adverse effect on sales or result in increased warranty costs, product returns and buybacks. Failure to maintain quality manufacturing could reduce future revenues, adversely affecting our financial condition and results of operations.

We derive revenue from government contracts and subcontracts, which are often non-standard, may involve competitive bidding, may be subject to cancellation with or without penalty and may produce volatility in earnings and revenue.

Our sales to government customers have involved, and are expected in the future to involve, providing products and services under contracts or subcontracts with U.S. federal, state, local and foreign government agencies. Obtaining contracts and subcontracts from government agencies is challenging, and contracts often include provisions that are not standard in private commercial transactions. For example, government contracts may:

- include provisions that allow the government agency to terminate the contract without penalty under some circumstances;
- be subject to purchasing decisions of agencies that are subject to political influence;
- contain onerous procurement procedures; and
- be subject to cancellation if government funding becomes unavailable.

Securing government contracts can be a protracted process involving competitive bidding. In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays and possible loss of the contract for the winning bidder.

Our success is dependent on the performance of our executive team, and the cooperation, performance and retention of our executive officers and key employees.

Our business and operations are substantially dependent on the performance of our current executive team including our President and Chief Executive Officer and our Chief Financial Officer. We do not maintain "key person" life insurance on any of our executive officers. The loss of one or several key employees could seriously harm our business. We cannot assure that employees will not leave and subsequently compete against us.

We are also dependent on our ability to retain and motivate high quality personnel, especially sales and marketing executives and skilled technical personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain other highly qualified managerial, sales and technical personnel in the future. The inability to attract and retain the necessary managerial, sales and technical personnel could cause our business, operating results or financial condition to suffer.

We may not successfully address the problems encountered in connection with any potential future acquisitions.

We expect to continue considering opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. We have little experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks and if we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stock value could be diluted.

Our disclosure controls and procedures may not prevent or detect all acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management and is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our management expects that our disclosure controls and procedures and internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and we cannot assure that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Failure to maintain an effective system of internal control over financial reporting could harm stockholder and business confidence in our financial reporting, our ability to obtain financing and other aspects of our business.

Maintaining an effective system of internal control over financial reporting is necessary for us to provide reliable financial reports. Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the SEC require us to include in our Form 10-K a report by management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of the respective fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. While our management has concluded that our internal control over financial reporting was effective as of September 30, 2012, it is possible that material weaknesses will be identified in the future. In addition, components of our internal control over financial reporting may require improvement from time to time. If management is unable to assert that our internal control over financial reporting is effective in any future period, investors may lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the Company's stock price.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd Frank Act"), XBRL interactive SEC filings, new SEC regulations and NASDAQ Stock Market rules are creating uncertainty for public companies and often, increased costs to comply. We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are committed to maintaining high standards of corporate governance and public disclosure. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

Our common stock could be delisted from the Nasdaq Stock Market.

Nasdaq's continued listing standards for our common stock require, among other things, that (i) we maintain a closing bid price for our common stock of at least $1.00, and (ii) we maintain: (A) stockholders' equity of $2.5 million; (B) market value of listed securities of $35 million; or (C) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. In October 2008, we received a notice from Nasdaq that we had failed to meet the listing standards by failing to maintain a bid price of $1.00. On April 22, 2009, we received another notice from Nasdaq that we had become compliant by meeting the bid price requirement. Our stock briefly dropped below $1.00 late in our 2010 fiscal year, and our current market price is close to the $1.00 price on the date of this filing. Future failures to satisfy any continued listing requirements could lead to the receipt of a deficiency notice from Nasdaq and ultimately to a delisting from trading of our common stock. If our common stock were delisted from Nasdaq, among other things, this could result in a number of negative implications, including reduced liquidity in our common stock as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws as well as the potential loss of confidence by suppliers, customers and employees, the loss of analyst coverage and institutional investor interest, fewer business development opportunities, greater difficulty in obtaining financing and breaches of certain contractual obligations.

Sales of common stock issuable on the exercise of outstanding options and warrants, may depress the price of our common stock.

As of September 30, 2012, we had outstanding options granted to our employees and directors to purchase 3,463,339 shares of our common stock, and had outstanding warrants issued to investors to purchase 1,627,945 shares of our common stock. At September 30, 2012, the exercise prices for the options and common stock warrants ranged from $0.46 to $3.13 per share. The issuance of shares of common stock upon the exercise of outstanding options or warrants could cause substantial dilution to holders of our common stock, and the sale of those shares in the market could cause the market price of our common stock to decline. The potential dilution from these shares could negatively affect the terms on which we could obtain equity financing.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of your common stock.

We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue additional preferred stock, it could affect the rights or reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

Our stock price is volatile and may continue to be volatile in the future.

The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

- our anticipated or actual operating results;
- developments concerning our sound reproduction technologies;
- technological innovations or setbacks by us or our competitors;
- announcements of merger or acquisition transactions;
- changes in personnel within our company; and
- other events or factors and general economic and market conditions.

The stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies.

Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies. This includes, among other things, compliance costs and enforcement under the Dodd-Frank Wall Street Reform and Consumer Protection Act. For example, under Section 1502 of the Dodd-Frank Act, the SEC has adopted additional disclosure requirements related to the source of certain "conflict minerals" for issuers for which such "conflict minerals" are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that issuer. The metals covered by the rules include tin, tantalum, tungsten and gold, commonly referred to as "3TG." Our suppliers may use some or all of these materials in their production processes. The rules require us to conduct a reasonable country of origin inquiry to determine if we know or have reason to believe any of the minerals used in the production process may have originated from the Democratic Republic of the Congo or an adjoining country. If we are not able to determine the minerals did not originate from a covered country or conclude that there is no reason to believe that the minerals used in the production process may have originated in a covered country, we would be required to perform supply chain due diligence on members of our supply chain. Global supply chains can have multiple layers, thus the costs of complying with these new requirements could be substantial. These new requirements may also reduce the number of suppliers who provide conflict free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. Compliance costs and the unavailability of raw materials could have a material adverse effect on our results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Until June 30, 2012, our executive offices, sales, research and development and production facility were located at 15378 Avenue of Science, Suite 100, San Diego, California. We occupied, pursuant to a sublease that was amended in August 2010, approximately 23,698 square feet, and our monthly rent payments were approximately $17,774, plus other certain costs and charges as specified in the original sublease, including the Company's proportionate share of the building operating expenses and real estate taxes. The sublease terminated on June 30, 2012. On November 29, 2011, we entered into a new lease for 31,360 square feet to replace the prior San Diego facility. The lease commenced July 1, 2012 and expires June 30, 2018. The aggregate monthly payments, with abatements, will average $16,306 per month in the first year, plus other certain costs and charges as specified in the lease agreement, including the Company's proportionate share of the building operating expenses and real estate taxes. The aggregate monthly payment will be $25,088, $26,656, $28,224, $29,792 and $31,360 for the second through sixth years of the lease, plus other costs and charges as noted above.

Item 3. Legal Proceedings

We may at times be involved in litigation in the ordinary course of business. We will also, from time to time, when appropriate in management's estimation, record adequate reserves in our financial statements for pending litigation.

On July 24, 2012, the Company was served with a complaint filed in the Delaware Court of Chancery captioned *Iroquois Master Fund Ltd., Plaintiff, v. Raymond C. Smith, Laura M. Clague, Helen C. Adams,*

Thomas R. Brown, and Katherine McDermott, Defendants, and LRAD Corporation, Nominal Defendant. The derivative action claims that the defendants breached their fiduciary duties to the Company, caused the Company to waste its corporate assets and were unjustly enriched as a result of obtaining and approving the issuance of stock options to themselves with exercise prices that the plaintiff alleges were below fair market value on the date of grant in violation of the terms of the Company's 2005 Equity Incentive Plan. The Company was also named in the action as a nominal defendant against which no recovery is sought. The plaintiff seeks rescission or repricing of the applicable stock options and other damages on behalf of the Company. The defendants filed a Motion to Dismiss on October 3, 2012 and the plaintiff filed an Amended Derivative Complaint on November 19, 2012.The defendants and the Company believe the plaintiff's claims are without merit and intend to defend against them vigorously.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded and quoted on the NASDAQ Capital Market under the symbol "LRAD." The market for our common stock has often been sporadic and limited.

The following table sets forth the high and low reported sales prices for our common stock for the fiscal years ended September 30, 2011 and 2012:

	Sales Prices	
	High	Low
Fiscal Year Ending September 30, 2011		
First Quarter	$2.81	$1.36
Second Quarter	$2.79	$2.01
Third Quarter	$2.95	$2.19
Fourth Quarter	$3.24	$1.66
Fiscal Year Ending September 30, 2012		
First Quarter	$2.06	$1.36
Second Quarter	$1.74	$1.35
Third Quarter	$1.65	$1.15
Fourth Quarter	$1.40	$1.10

The above quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

Holders

We had 32,399,199 shares issued and outstanding by 990 holders of record of our common stock at November 26, 2012.

Dividends

We have never paid a cash dividend on our common stock or preferred stock and do not expect to pay dividends in the foreseeable future.

Equity Compensation Plan Information

The information required by this item is incorporated by reference to the information set forth in Item 12 of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

No securities were sold within the past three years that were not registered under the Securities Act and not previously reported.

Issuer Purchases of Equity Securities

None.

Item 6. Selected Financial Data

Information requested by this Item is not included as we are electing scaled disclosure requirements available to Smaller Reporting Companies.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The discussion and analysis set forth below should be read in conjunction with the information presented in other sections of this Annual Report on Form 10-K, including "Item 1. Business," "Item 1A. Risk Factors," and "Item 8. Financial Statements and Supplementary Data." This discussion contains forward-looking statements which are based on our current expectations and industry experience, as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements.

Overview

We are a pioneer of highly intelligible, high clarity directed sound technologies and products. We aggressively seek to create and expand markets for our products, and we are increasing our focus on and investment in worldwide sales and marketing activities while we continue to innovate.

Our revenues decreased to $14,792,338 in the fiscal year ended September 30, 2012, from $26,506,821 in the fiscal year ended September 30, 2011. Net income decreased as well from $5,022,902 in fiscal year 2011 to $1,462,020 in fiscal year 2012. The strong revenue in fiscal 2011 was largely driven by a $12,125,000 order from a foreign government, which was not repeated in fiscal 2012. Direct and indirect revenues from the U.S. Military, which declined by 40% in fiscal 2011, showed some improvement in fiscal 2012, though they still remained $2.0 million below the fiscal 2010 level due to ongoing federal budget uncertainty and the November 2012 Presidential elections. Revenues from municipalities for law enforcement improved during fiscal 2012 due to successful high profile LRAD deployments during the Occupy movement and G-20 summit demonstrations. We increased our working capital by $2.3 million during fiscal 2012. Future cash flows from operating activities are expected to fluctuate based on working capital requirements, operating expense levels and other factors. We believe we have adequate financial resources to fund operations for the next twelve months.

Our latest generation of LRAD products called the LRAD-X product line uses directionality and focused acoustic output to clearly transmit critical information, instructions and warnings more than 3,500 meters. The LRAD-X product line features improved voice intelligibility and is available in a number of packages that meet the military's stringent environmental requirements in a number of packages and form factors. Through the use of powerful voice commands and deterrent tones, large safety zones can be created while determining the intent and influencing the behavior of an intruder. We continue to expand our LRAD-X product line to provide a complete range of systems from single operator portable to permanently installed, remotely operated. Our LRAD products have been competitively selected over other commercially available systems by U.S. and several foreign militaries. Our current LRAD-X product line includes the following:

- LRAD 2000X—launched in fiscal 2012 to meet the requirements of larger security applications—is our largest and loudest acoustic hailing system and broadcasts highly intelligible voice communication that can be clearly heard and understood more than 3,500 meters away.
- LRAD 1000X—selected by the U.S. Navy as its AHD for Block 0 of the Shipboard Protection System—can be manually operated to provide long distance hailing and warning with highly intelligible communication. This unit is available in both fully integrated and remotely-operated electronics.
- LRAD 500X—selected by the U.S. Navy and U.S. Army as their AHD for small vessels and vehicles—is lightweight and can be easily transported to provide security personnel long-range communications and a highly effective hailing and warning capability where needed.
- LRAD 300X is a lightweight mid-range AHD developed for small vessels and manned and unmanned vehicles and aircraft. This unit is available in both fully-integrated and remotely-operated electronics.
- LRAD 100X is a self-contained, battery-powered, portable system designed for use in a variety of mass notification, law enforcement and commercial security applications. This unit is ideally suited for short-range perimeter security and communications.

- LRAD-RX—selected by the U.S. Navy in 2010 in a competitive bid process for Block 2 of the Shipboard Protection System—is our prescription for remotely controlled security. It enables system operators to detect and communicate with an intruder over long distances. The LRAD-RX features an LRAD 1000X emitter head, integrated camera, high-intensity searchlight and an internally developed, robust, and Internet protocol-addressable full pan and tilt drive system for precise aiming and tracking. The LRAD-RX can also be integrated with radar to provide automated intruder alerts. Because of its automated capabilities, the LRAD-RX reduces manpower and false alarms, while providing an intelligent, cost-effective security solution.
- LRAD 360X—launched in fiscal 2012— broadcasts attention-commanding siren alarms and highly intelligible live announcements and pre-recorded messages in a uniform 360° pattern over distances up to two miles. The LRAD 360X is targeted for mass notification and emergency warning for campus, border and perimeter security applications, tsunami, hurricane and tornado warnings, bird safety and control, and asset protection.

We incurred $1,659,673 of research and development expense during fiscal 2012. During 2012, we developed and launched the LRAD 360X with various stacking configurations to target the large mass notification market. While the mass notification market is more mature than the AHD market, we believe the LRAD 360X, with its ability to clearly communicate messages over long distances, can compete favorably against existing systems being marketed today. The LRAD 2000X, which was developed in fiscal 2011, was released for sale in the first quarter of fiscal 2012. In addition, we focused on product cost reductions, feature enhancements and customized applications of existing products, and provided product certifications for some of our newer products. We continually improve the quality and manufacturability of our products to retain our competitive advantage in the AHD market. We believe these products provide increased sales opportunities into government and commercial markets and demonstrate our ability to remain the leader in the AHD market. We intend to continue to innovate during fiscal 2013 with consistent levels of research and development expenditures.

Business Outlook

We are experiencing positive response and increased acceptance of our products. We believe we have a solid technology and product foundation with our LRAD-X product line, and we have expanded our product line to service new markets for greater business growth. We believe that we have strong market opportunities within the worldwide government and military sector, as well as increased commercial applications as a result of continued global threats to governments, commerce and law enforcement, and in wildlife preservation and control applications. Our selling network has expanded to include a number of key integrators and sales representatives within the United States and in a number of worldwide locations. However, we may continue to face challenges in fiscal 2013 due to extreme international economic and geopolitical conditions. A further and continued deterioration in financial markets and confidence in major economies could disrupt the operation of our business. We anticipate continued uncertainty with U.S. Military spending due to ongoing budget delays and expected spending reductions. We continue to pursue large business opportunities, but it is difficult to anticipate how long it will take to close these opportunities, or if they will ever ultimately come to fruition.

Critical Accounting Policies and Estimates

We have identified the policies below as critical to our business operations and to understanding our results of operations. Our accounting policies are more fully described in our financial statements and related notes located in "Item 8. Financial Statements and Supplementary Data." The impact and any associated risks related to these policies on our business operations are discussed in "Item 1A. Risk Factors" and throughout "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" when such policies affect our reported and expected financial results.

The methods, estimates and judgments we use in applying our accounting policies, in conformity with generally accepted accounting principles in the United States, have a significant impact on the results we report in our financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates affect the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. The Company derives its revenues primarily from two sources: (i) product revenues, and (ii) contracts, license fees, other services, and freight. Product revenues from customers, including resellers and system integrators, are recognized in the periods that products are shipped (FOB shipping point) or received by customers (FOB destination), when the fee is fixed or determinable, when collection of resulting receivables is probable, and there are no remaining obligations for the Company. Most revenues to resellers and system integrators are based on firm commitments from the end user, and as a result, resellers and system integrators carry little or no inventory. Revenues from associated engineering and installation contracts are recognized based on milestones or completion of the contracted services. The Company's customers do not have the right to return product unless the product is found to be defective.

The Company licenses its technology to third parties. Revenues from up-front license fees are evaluated for multiple elements, but are generally recognized ratably over the specified term of the particular license or agreement. Revenues from ongoing per unit license fees are earned based on units shipped and are recognized in the period when the ultimate customer accepts the product, and collection is reasonably assured.

Share-Based Compensation. We account for share-based compensation in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, "Compensation—Stock Compensation" ("ASC 718") using the modified prospective method which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. ASC 718 requires the use of subjective assumptions, including expected stock price volatility and the estimated term of each award. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model, which is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This model also utilizes the fair value of our common stock and requires that, at the date of grant, we use the expected term of the share-based award, the expected volatility of the price of our common stock over the expected term, the risk free interest rate and the expected dividend yield of our common stock to determine the estimated fair value. We determine the amount of share-based compensation expense based on awards that we ultimately expect to vest, reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Allowance for doubtful accounts. Our products are sold to customers in many different markets and geographic locations. We estimate our bad debt reserve on a case-by-case basis due to a limited number of customers. We base these estimates on many factors including customer credit worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. Our judgments and estimates regarding collectability of accounts receivable have an impact on our financial statements.

Valuation of Inventory. Our inventory is comprised of raw materials, assemblies and finished products. We must periodically make judgments and estimates regarding the future utility and carrying value of our inventory. The carrying value of our inventory is periodically reviewed and impairments, if any, are recognized when the expected future benefit from our inventory is less than its carrying value.

Valuation of Intangible Assets. Intangible assets consist of patents and trademarks that are amortized over their estimated useful lives. We must make judgments and estimates regarding the future utility and carrying value of intangible assets. The carrying values of such assets are periodically reviewed and impairments, if any, are recognized when the expected future benefit to be derived from an individual intangible asset is less than its carrying value. This generally occurs when certain assets are no longer consistent with our business strategy and whose expected future value has decreased.

Accrued Expenses. We establish a warranty reserve based on anticipated warranty claims at the time product revenue is recognized. This reserve requires us to make estimates regarding the amount and costs of warranty repairs we expect to make over a period of time. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs, and anticipated rates of warranty claims. Warranty expense is recorded in cost of revenues. We evaluate the adequacy of this reserve each reporting period.

We use the recognition criteria of ASC 450-20, "Loss Contingencies" to estimate the amount of bonuses when it becomes probable a bonus liability will be incurred and we recognize expense ratably over the service period. We accrued bonus expense each quarter based on estimated year-end results, and then adjusted the actual in the fourth quarter based on our final results compared to targets.

Derivative Liability Valuation. We used the guidance under ASC 815-40, "Derivatives and Hedging; Contracts in Entity's Own Entity" to classify and value our warrant liabilities. Warrants classified as derivative liabilities are recorded at their estimated fair value on the date of issuance. The warrant liability is required to be measured at fair value on a recurring basis each quarter-end based on current assumptions using the Black-Scholes valuation model, with the change in value recognized in current earnings.

Deferred Tax Asset. We have provided a full valuation reserve related to our substantial deferred tax assets. In the future, if sufficient evidence of our ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, we may be required to reduce our valuation allowances, resulting in income tax benefits in our consolidated statement of operations. We evaluate quarterly the realizability of the deferred tax assets and assess the need for a valuation allowance. Utilizing the net operating loss ("NOL") carry forwards in future years could be substantially limited due to restrictions imposed under federal and state laws upon a change in ownership or control. Included in the NOL carryforward are deductions from stock options that, if recognized, will be recorded as a credit to additional paid-in capital rather than through our results of operations.

Recent Accounting Pronouncements

A number of new pronouncements have been issued for future implementation as discussed in the notes to our consolidated financial statements located in "Item 8. Financial Statements and Supplementary Data." See Note 3 to our consolidated financial statements for further discussion.

Segment and Related Information

We are engaged in the design, development and commercialization of directed sound technologies and products. We present our business as one reportable segment due to the similarity in nature of products marketed, financial performance measures (revenue growth and gross margin), methods of distribution (direct and indirect) and customer markets (each product is sold by the same personnel to government and commercial customers, domestically and internationally). Our chief operating decision making officer reviews financial information on sound products on a consolidated basis. See Note 16 to our consolidated financial statements for further discussion.

Comparison of Results of Operations for Fiscal Years Ended September 30, 2012 and 2011

The following table provides for the periods indicated certain items of our consolidated statements of operations expressed in dollars and as a percentage of net sales. The financial information and discussion below should be read in conjunction with the consolidated financial statements and notes contained in this Annual Report.

	Year ended					
	September 30, 2012		September 30, 2011		Increase/(Decrease)	
	Amount	% of Net Revenue	Amount	% of Net Revenue	Amount	%
Revenues:						
Product sales	$14,218,766	96.1%	$26,020,385	98.2%	$(11,801,619)	(45.4%)
Contract and other	573,572	3.9%	486,436	1.8%	87,136	17.9%
Total revenues	14,792,338	100.0%	26,506,821	100.0%	(11,714,483)	(44.2%)
Cost of revenues	7,313,762	49.4%	10,577,370	39.9%	(3,263,608)	(30.9%)
Gross profit	7,478,576	50.6%	15,929,451	60.1%	(8,450,875)	(53.1%)
Operating expenses:						
Selling, general and administrative	4,541,594	30.7%	8,463,842	31.9%	(3,922,248)	(46.3%)
Research and development	1,659,673	11.2%	2,483,938	9.4%	(824,265)	(33.2%)
Total operating expenses	6,201,267	41.9%	10,947,780	41.3%	(4,746,513)	(43.4%)
Income from operations	1,277,309	8.7%	4,981,671	18.8%	(3,704,362)	(74.4%)
Other Income	33,895	0.2%	46,967	0.2%	(13,072)	(27.8%)
Income from continuing operations before income taxes	1,311,204	8.9%	5,028,638	19.0%	(3,717,434)	(73.9%)
Income tax (benefit) expense	(150,816)	(1.0%)	75,190	0.3%	(226,006)	(300.6%)
Income from discontinued operations	—	0.0%	69,454	0.2%	(69,454)	(100.0%)
Net income	$ 1,462,020	9.9%	$ 5,022,902	18.9%	$ (3,560,882)	(70.9%)

Revenues

Revenues decreased $11,714,483, or 44%, in the fiscal year ended September 30, 2012 to $14,792,338 compared to $26,506,821 in the fiscal year ended September 30, 2011. Revenues in 2011 included a large order to a foreign government in the amount of $12,125,000, which was not repeated in fiscal 2012. LRAD revenues accounted for $14,411,374 of the total revenues in fiscal 2012 and $26,196,063 in fiscal 2011.

Gross Profit

Gross profit for the year ended September 30, 2012 was $7,478,576, or 51% of total revenues, compared to $15,929,451, or 60% of total revenues for the year ended September 30, 2011. The decrease in gross profit is primarily due to decreased revenues, lower fixed cost absorption, and increased amortization of prepaid expenses to support warranty and maintenance required under the large foreign government sale in fiscal 2011. These decreases are partially offset by lower manufacturing overhead spending due to reduced freight and a reduction in bonus expense as a result of not meeting current year performance targets, and lower warranty expense.

Our products have varying gross margins, so product sales mix materially affects gross profit. In addition, the margins differ based on the channel of trade that we sell through. We continue to implement product updates and changes, including raw material and component changes that may impact product costs. With product updates and changes, we have limited warranty cost experience and estimated future warranty costs can impact our gross margins. We could also have increased competition in our market that could cause pricing pressure for us. We do not believe that historical gross profit margins should be relied upon as an indicator of future gross profit margins.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended September 30, 2012 decreased $3,922,248 to $4,541,594, or 31% of total revenues, compared to $8,463,842, or 32% of total revenues, for the year ended September 30, 2011. The decrease is primarily due to $3,077,265 for sales commissions, primarily related to the large foreign government sale in fiscal 2011, and $1,255,019 for bonus expense based on not meeting annual performance targets in fiscal 2012, partially offset by an increase of $268,193 for non-cash share-based compensation expense, $134,978 for salary and consulting expense primarily related to increased business development staffing and $62,561 of legal fees related to the recent lawsuit.

We incurred non-cash share-based compensation expenses of $603,989 and $335,796 in selling, general and administrative expenses in the fiscal years ended September 30, 2012 and 2011, respectively. The increase in expenses is due to new options granted to key employees as older grants expired.

We may expend additional resources on marketing our products in future periods, which may increase selling, general and administrative expenses. Also, commission expense will fluctuate based on the level of commissionable sales incurred.

Research and Development Expenses

Research and development expenses decreased $824,265 to $1,659,673, or 11% of total revenues, for the year ended September 30, 2012, compared to $2,483,938, or 9% of total revenues, for the year ended September 30, 2011. This decrease was primarily due to $651,365 in bonus expense for not meeting annual performance targets, $99,612 for lower prototype costs and certification fees and $88,423 for staffing.

Included in research and development expenses for the year ended September 30, 2012 was $58,800 of non-cash share-based compensation expenses, compared to $60,919 for the year ended September 30, 2011.

During fiscal years 2012 and 2011, we reviewed the ongoing value of our capitalized intangible assets and identified some of these assets as being no longer consistent with our business strategy. As a result of this review, we reduced the value of these patents by $41,621 and $22,551 for the fiscal years ended September 30, 2012 and 2011, respectively.

Research and development expenses vary period to period due to the timing of projects, the availability of funds, and the timing, extent and use of outside consulting, design and development firms. In fiscal 2012, research and development expenses were primarily for in-house development, but we have, in the past, supplemented our in-house development with third party consulting resulting in higher expenses. Based on current plans and engineering staffing, we expect fiscal year 2013 research and development expenses to be comparable to expenditures made in fiscal year 2012.

Income From Operations

Income from operations was $1,277,309 for the year ended September 30, 2012, compared to income from operations of $4,981,671 for the year ended September 30, 2011, primarily from decreased revenue and lower margins, partially offset by lower operating expenses.

Other Income

During the year ended September 30, 2012, we earned $33,895 of interest income on our cash balances compared to $32,354 in the year ended September 30, 2011. We also recorded other income of $14,613 in the year ended September 30, 2011 primarily for proceeds from an insurance claim.

Net Income

Our net income decreased $3,560,882 to $1,462,020, or $0.04 per diluted share for the year ended September 30, 2012, compared to net income of $5,022,902, or $0.15 per diluted share, for the year ended September 30, 2011 due to decreased revenue and gross margin, partially offset by decreased operating expenses. We also recognized an income tax benefit of $150,816 during fiscal 2012, compared to an expense of $75,190 in fiscal 2011 as a result of our election under Section 172(b)(1)(H) of the Internal Revenue Code of 1986, as amended per the American Recovery and Reinvestment Tax Act of 2009 for eligible small businesses, which allows us to carry back the fiscal year ended September 30, 2008 applicable NOL for a period of 3 years, and carry forward the loss for up to 20 years. We have amended tax returns for fiscal years ended 2009 and 2010 and reversed previously recorded federal income tax expense for fiscal years 2009 through 2011 during fiscal 2012 to correspond with the timing of the Section 172 election and the filing of the amended tax returns.

Liquidity and Capital Resources

Cash and cash equivalents at September 30, 2012 was $13,859,505, compared to $13,870,762 at September 30, 2011. In addition, during the year ended September 30, 2012, we released a bank guarantee which transferred $606,250 from restricted cash to cash and cash equivalents upon completion of the first year of product warranty for a customer contract, and we reclassified $39,406 from cash and cash equivalents to restricted cash during the year to support a bank guarantee related to the same customer's seven year maintenance contract. Net cash provided by operating activities was $194,178, which was offset by a $201,804 investment in product tooling, leasehold improvements and computer equipment related to our move to a new office and manufacturing facility in July 2012. The increase in cash and cash equivalents in the year ended September 30, 2011 primarily resulted from strong net income generating $3,886,017 from operations, which includes $606,250 reclassified to restricted cash as described above, and the exercise of certain warrants to purchase common stock, which generated $4,346,613 in cash. Other than cash and cash equivalents and expected future cash flows from operating activities in subsequent periods, we have no other unused sources of liquidity at this time.

Principal factors that could affect the availability of our internally generated funds include:

- ability to meet sales projections;
- government spending levels;
- introduction of competing technologies;
- product mix and effect on margins;
- ability to reduce and manage inventory levels; and
- product acceptance in new markets.

Principal factors that could affect our ability to obtain cash from external sources include:

- volatility in the capital markets; and
- market price and trading volume of our common stock.

Based on our current cash position, our order backlog, and assuming the accuracy of our currently planned expenditures, we believe we have sufficient capital to fund planned levels of operations for at least the next twelve months. However, we operate in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that we may not be required to raise additional funds through the sale of equity or debt securities or from credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all.

Cash Flows

Operating Activities

Our net cash generated from operating activities from continuing operations was $197,191 for the fiscal year ended September 30, 2012 compared to $3,886,017 for the fiscal year ended September 30, 2011. Cash generated from operating activities for the fiscal year ended September 30, 2012 included $1,462,020 net income reduced by expenses not requiring the use of cash of $944,918, transfers from restricted cash of $606,250, decreased prepaid expenses and other of $221,778 and decreased prepaid expenses—noncurrent of $116,734, both of which include prepaid warranty services to support our foreign government contract. Cash used in operating activities included a $2,120,448 decrease in accrued liabilities, primarily for the payment of the 2011 bonus, a $531,078 increase in inventory, a $424,118 increase in accounts receivable, a $44,483 decrease in accounts payable and $34,382 in warranty settlements. Cash generated from operating activities for the fiscal year ended September 30, 2011 included $5,022,902 net income reduced by expenses not requiring the use of cash of $641,654, an increase in accrued liabilities, primarily for bonus accrual, of $1,334,094, an increase of accounts payable of $75,155 and a decrease in inventory of $64,830. Cash used in operating activities included $1,160,485 for prepaid expenses—noncurrent and $458,914 for increased current prepaid expenses and other, both of which include prepaid warranty services to support our foreign government contract, a $910,149 increase in accounts receivable, $606,250 for transfers to restricted cash and $47,366 in warranty settlements.

At September 30, 2012, we had accounts receivable of $5,517,894, compared to $5,098,148 at September 30, 2011. The level of trade accounts receivable at September 30, 2012 represented approximately 137 days of revenues for the year compared to 70 days of revenues at September 30, 2011. The increase in days was due to strong revenues in the last month of the year due to end of year military orders received and shipped in September 2012, and lower annual revenues than the prior year. Terms with individual customers vary greatly. We typically require thirty-day terms from our customers. Our receivables can vary dramatically due to overall sales volumes and due to quarterly variations in sales and timing of shipments to and receipts from large customers and the timing of contract payments.

At September 30, 2012 and 2011, our working capital was $21,312,250 and $19,031,855, respectively. This increase was primarily a result of the increases in accounts receivable and inventory and a decrease in the accrued liabilities due to the payment of the 2011 bonus in 2012.

Investing Activities

We use cash in investing activities primarily for the purchase of laboratory and computer equipment, product tooling, software and investment in new patents. We also invested in leasehold improvements in the fiscal year ended September 30, 2012, as a result of moving into a new office and manufacturing facility in July 2012. Cash used in investing activities for capital expenditures was $201,804 and $57,888 in the fiscal years ended September 30, 2012 and 2011, respectively. Cash used for investment in new patents was $3,631 and $2,291 in the fiscal years ended September 30, 2012 and 2011, respectively. We anticipate continued expenditures for patents and capital expenditures in fiscal 2012 as we continue to invest in new products and technologies.

Financing Activities

In the year ended September 30, 2012, we did not receive any proceeds from financing activities. In the year ended September 30, 2011, we received proceeds of $4,346,613 from the exercise of certain warrants to purchase common stock and $145,450 from the exercise of stock options.

Commitments

We are committed for our facility lease as more fully described in Note 12 to our consolidated financial statements.

We have a bonus plan for employees, in accordance with their terms of employment, whereby they can earn a percentage of their salary at three different levels based on meeting three different targeted objectives for earnings per share. The number of shares outstanding used for the calculation is as of October 1, 2011. In fiscal 2012, we did not meet our targeted objectives and therefore, did not accrue any bonus expense. In fiscal 2011, we accrued $2,308,010 for bonuses and related payroll taxes based on the level of targeted objectives achieved for the year. The bonuses were paid in the quarter ending December 31, 2011.

In April 2009, our Board of Directors adopted a Change in Control Severance Benefit Plan. The Change of Control Plan provides that in the event of a qualifying termination, each of the two participating executives will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination. A qualifying termination under the Change of Control Plan is any involuntary termination without cause or any voluntary termination for good reason, in each case occurring within three months before or twelve months after a change of control of LRAD.

We entered into an employment agreement in September 2006 with our president and chief executive officer that provides for severance benefits in the form of up to a maximum of six months' salary and health benefit continuation if his employment is terminated without cause or he resigns for good reason. There are no other employment agreements with executive officers or other employees providing future benefits or severance arrangements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Information requested by this Item is not included as we are electing scaled disclosure requirements available to Smaller Reporting Companies.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by this item begin on page F-1 with the index to financial statements followed by the consolidated financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no disagreements or any reportable events requiring disclosure under Item 304(b) of Regulation S-K.

Item 9A. Controls and Procedures.

We are required to maintain disclosure controls and procedures designed to ensure that material information related to us, including our consolidated subsidiaries, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) that are designed to ensure that information required to be disclosed in our Exchange Act Reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in our Exchange Act Reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2012 and, based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2012 based on the guidelines established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2012.

This Annual Report does not include an attestation report of the company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the SEC that permit the company to provide only management's report in this Annual Report.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting since June 30, 2012, in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies, which may be identified during this process.

Item 9B. Other Information.

None

PART III

Certain information required by this Part III is omitted from this report and is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC in connection with the Annual Meeting of Stockholders to be held in 2013.

Item 10. Directors, Executive Officers and Corporate Governance.

The information with respect to our executive officers is set forth in the section entitled "Executive Officers" in Part I of this Annual Report on Form 10-K. The information required by this item with respect to our directors and corporate governance matters is incorporated by reference to the information under the captions "Election of Directors," "Board and Committee Matters and Corporate Governance Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our Proxy Statement for our 2013 Annual Meeting of Stockholders (the "Proxy Statement").

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. Certain Relationships, Related Transactions and Director Independence.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the captions "Certain Transactions" and "Independence of the Board of Directors."

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to the Proxy Statement, under the heading "Principal Accountant Fees and Services."

PART IV

Item 15. Exhibits, Financial Statement Schedules.

Consolidated Financial Statements:

The following consolidated financial statements are filed as part of this report as required by "Item 8. Financial Statements and Supplementary Data."

Exhibits:

The following exhibits are incorporated by reference or filed as part of this report.

3. Articles of Incorporation and Bylaws

3.1 Certificate of Incorporation of American Technology Corporation (Delaware) dated March 1, 1992. Incorporated by reference to Exhibit 2.1 on Form 10-SB effective August 1, 1994.

3.1.1 Amendment to Certificate of Incorporation of American Technology Corporation dated March 24, 1997 and filed with Delaware on April 22, 1997. Incorporated by reference to Exhibit 3.1.1 on Form 10-QSB for the quarter ended March 31, 1997, dated May 13, 1997.

3.1.2 Certificate of Amendment to Certificate of Incorporation filed with Delaware on September 26, 2002. Incorporated by reference to Exhibit 3.1.6 on Form 10-K for the year ended September 30, 2002, dated December 23, 2002.

3.1.3 Amendment to Certificate of Incorporation of American Technology Corporation dated March 24, 2010 for name change to LRAD Corporation. Incorporated by reference to Exhibit 3.1 on Form 8-K dated March 31, 2010.

3.2 Restated Bylaws of American Technology Corporation. Incorporated by reference to Exhibit 3.1 on Form 10-Q for the quarter ended March 31, 2006, dated May 10, 2006.

10. Material Contracts

10.1 American Technology Corporation 2005 Equity Incentive Plan (as Amended March 15, 2007). Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on May 14, 2007.+

10.2 Form of Stock Option Agreement under the 2005 Equity Incentive Plan for grants on or after August 5, 2005. Incorporated by reference to Exhibit 10.11 on Form 10-Q for the quarter ended June 30, 2005 dated August 9, 2005.+

10.3 Form of Stock Award Agreement under the 2005 Equity Incentive Plan. Incorporated by reference to Exhibit 10.12 on Form 10-Q for the quarter ended June 30, 2005 dated August 9, 2005.+

10.4 Employment Letter between American Technology Corporation and Thomas R. Brown dated August 23, 2006. Incorporated by reference to Exhibit 99.2 on Form 8-K filed August 25, 2006.+

10.5 Employment Letter between American Technology Corporation and Katherine H. McDermott dated June 21, 2007. Incorporated by reference to Exhibit 10.37 on Form 10-K for the year ended September 30, 2007 filed January 4, 2008.+

10.6 Change in Control Severance Benefit Plan, issued April 30, 2009. Incorporated by reference to Exhibit 10.15 on Form 10-K for the year ended September 30, 2009 filed December 1, 2009.+

10.7	Separation and Distribution Agreement between LRAD Corporation and Parametric Sound Corporation dated September 27, 2010. Incorporated by reference to Exhibit 2.1 on Form 8-K filed October 1, 2010.
10.8	Tax Sharing Agreement between LRAD Corporation and Parametric Sound Corporation dated September 27, 2010. Incorporated by reference to Exhibit 10.1 on Form 8-K filed October 1, 2010.
10.9	Form of Warrant, issued February 4, 2011. Incorporated by reference to Exhibit 4.1 on Form 8-K filed February 8, 2011.
10.10	Form of Warrant Amendment, effective as of February 4, 2011. Incorporated by reference to Exhibit 4.2 on Form 10-Q filed May 4, 2011.
10.11	Registration Rights Agreement, dated February 4, 2011. Incorporated by reference to Exhibit 4.2 on Form 8-K filed February 4, 2011.
10.12	Lease between LRAD Corporation and The Realty Associates Fund VIII, LP dated November 16, 2011. Incorporated by reference to Exhibit 10.15 on Form 10-K filed December 5, 2011.
21.	**Subsidiaries of the Registrant**
21.1	Subsidiary of LRAD Corporation. Incorporated by reference to Exhibit 10.41 on Form 10-K for the year ended September 30, 2008, dated December 4, 2008.
23.	**Consents of Experts and Counsel**
23.1	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP.*
24.	**Power of Attorney**
24.1	Power of Attorney. Included on signature page.*
31.	**Certifications**
31.1	Certification of Thomas R. Brown, Principal Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Katherine H. McDermott, Principal Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by Thomas R. Brown, Principal Executive Officer, and Katherine H. McDermott, Principal Financial Officer.*
99.	**Additional Exhibits**
99.1	Press Release dated December 4, 2012*
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

---

* Filed herewith.

\+ Management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

LRAD Corporation

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
LRAD Corporation:

We have audited the accompanying consolidated balance sheets of LRAD Corporation and Subsidiary (collectively, the "Company") as of September 30, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LRAD Corporation and Subsidiary as of September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/S/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, California
December 4, 2012

LRAD Corporation

Consolidated Balance Sheets

	September 30, 2012	September 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,859,505	$ 13,870,762
Restricted cash	—	606,250
Accounts receivable, less allowance of $4,372 and $0 for doubtful accounts	5,517,894	5,098,148
Inventories, net	3,112,489	2,735,520
Prepaid expenses and other	441,823	663,601
Assets of discontinued operations	—	6,250
Total current assets	22,931,711	22,980,531
Property and equipment, net	212,863	75,468
Intangible assets, net	158,457	225,969
Prepaid expenses and other—noncurrent	1,102,016	1,218,750
Total assets	$ 24,405,047	$ 24,500,718
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 995,719	$ 1,040,202
Accrued liabilities	623,742	2,899,211
Liabilities of discontinued operations	—	9,263
Total current liabilities	1,619,461	3,948,676
Other liabilities—noncurrent	363,817	276,744
Total liabilities	1,983,278	4,225,420
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred stock, $0.00001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.00001 par value; 50,000,000 shares authorized; 32,374,499 shares issued and outstanding each period	324	324
Additional paid-in capital	86,358,011	85,673,560
Accumulated deficit	(63,936,566)	(65,398,586)
Total stockholders' equity	22,421,769	20,275,298
Total liabilities and stockholders' equity	$ 24,405,047	$ 24,500,718

See accompanying notes

LRAD Corporation

Consolidated Statements of Operations

	Years Ended September 30,	
	2012	2011
Revenues:		
Product sales	$14,218,766	$26,020,385
Contract and other	573,572	486,436
Total revenues	14,792,338	26,506,821
Cost of revenues	7,313,762	10,577,370
Gross profit	7,478,576	15,929,451
Operating expenses:		
Selling, general and administrative	4,541,594	8,463,842
Research and development	1,659,673	2,483,938
Total operating expenses	6,201,267	10,947,780
Income from operations	1,277,309	4,981,671
Other income	33,895	46,967
Income from continuing operations before income taxes	1,311,204	5,028,638
Income tax (benefit) expense	(150,816)	75,190
Income from continuing operations	1,462,020	4,953,448
Income from discontinued operations, net of tax	—	69,454
Net income	$ 1,462,020	$ 5,022,902
Net income per common share—continuing operations:		
Basic	$ 0.05	$ 0.16
Diluted	$ 0.04	$ 0.15
Net income per common share—discontinued operations:		
Basic	$ —	$ —
Diluted	$ —	$ —
Net income per common share:		
Basic	$ 0.05	$ 0.16
Diluted	$ 0.04	$ 0.15
Weighted average common shares outstanding:		
Basic	32,374,499	31,755,157
Diluted	33,015,955	32,722,632

See accompanying notes

LRAD Corporation

Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balances, September 30, 2010	30,614,789	$306	$80,758,872	$(70,421,488)	$10,337,690
Issuance of common stock:					
Upon exercise of stock options	131,765	$ 2	$ 145,448	$ —	$ 145,450
Upon exercise of warrants (net of non-cash offering costs of $2,164,773)	1,627,945	16	2,181,824	—	2,181,840
Issuance of warrants	—	—	2,164,773	—	2,164,773
Share-based compensation expense	—	—	422,643	—	422,643
Net income	—	—	—	5,022,902	5,022,902
Balances, September 30, 2011	32,374,499	$324	$85,673,560	$(65,398,586)	$20,275,298
Share-based compensation expense	—	—	684,451	—	684,451
Net income	—	—	—	1,462,020	1,462,020
Balances, September 30, 2012	32,374,499	$324	$86,358,011	$(63,936,566)	$22,421,769

See accompanying notes

LRAD Corporation

Consolidated Statements of Cash Flows

	Years Ended September 30,	
	2012	2011
Operating Activities:		
Net income	$ 1,462,020	$ 5,022,902
Less: Net income from discontinued operations (Note 16)	—	69,454
Net income from continuing operations	1,462,020	4,953,448
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:		
Depreciation and amortization	93,931	138,191
Provision for doubtful accounts	4,372	—
Warranty provision	(33,566)	74,521
Inventory obsolescence	154,109	(16,252)
Share-based compensation	684,451	422,643
Loss on impairment of patents	41,621	22,551
Changes in operating assets and liabilities:		
Restricted cash	606,250	(606,250)
Accounts receivable	(424,118)	(910,149)
Inventories	(531,078)	64,830
Prepaid expenses and other	221,778	(458,914)
Prepaid expenses—noncurrent	116,734	(1,160,485)
Accounts payable	(44,483)	75,155
Warranty settlements	(34,382)	(47,366)
Accrued liabilities	(2,120,448)	1,334,094
Net cash provided by operating activities of continuing operations	197,191	3,886,017
Net cash (used in) provided by operating activities of discontinued operations (Note 17)	(3,013)	131,694
Net cash provided by operating activities	194,178	4,017,711
Investing Activities:		
Purchase of equipment	(201,804)	(57,888)
Patent costs paid	(3,631)	(2,291)
Net cash used in investing activities	(205,435)	(60,179)
Financing Activities:		
Proceeds from exercise of common stock warrants	—	4,346,613
Proceeds from exercise of stock options	—	145,450
Net cash provided by financing activities	—	4,492,063
Net (decrease) increase in cash and cash equivalents	(11,257)	8,449,595
Cash and cash equivalents, beginning of period	13,870,762	5,421,167
Cash and cash equivalents, end of period	$13,859,505	$13,870,762
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ —	$ 108
Cash (refunded) paid for taxes	$ (152,344)	$ 222,175

See accompanying notes

LRAD Corporation

Notes to the Consolidated Financial Statements

1. OPERATIONS

LRAD Corporation, a Delaware corporation (the "Company"), is engaged in design, development and commercialization of directed sound technologies and products. The principal markets for the Company's proprietary sound reproduction technologies and products are in North America, Europe, Middle East and Asia.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The Company has a currently inactive wholly owned subsidiary, American Technology Holdings, Inc., which the Company formed to conduct international marketing, sales and distribution activities. The consolidated financial statements include the accounts of this subsidiary after elimination of intercompany transactions and accounts.

DISCONTINUED OPERATIONS

The consolidated financial statements presented herein reflect the spin-off of the Company's Hypersonic Sound ("HSS") business as a stand-alone company on September 27, 2010. The results of operations for the HSS business conducted prior to the spin-off, as well as some continued activity by the Company to fulfill remaining sales and warranty obligations following the spin-off per the terms of the Separation and Distribution Agreement, are designated as discontinued operations in the accompanying consolidated financial statements. Amounts reflected as discontinued operations in the accompanying consolidated statement of operations include direct and allocated costs attributable to the former HSS business, but do not include allocations of general corporate overhead costs.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions (e.g., share-based compensation valuation, allowance for doubtful accounts, valuation of inventory and intangible assets, warranty reserve, accrued bonus and valuation allowance related to deferred tax assets) that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company maintains cash and cash equivalent accounts with Federal Deposit Insurance Corporation ("FDIC") insured financial institutions. Under provisions of the Dodd Frank Wall Street Reform and Consumer Protection Act ("Dodd Frank Act"), unlimited FDIC insurance is provided for all funds in non-interest bearing transaction accounts through December 31, 2012. In addition, certain of the Company's interest bearing collateral money market and savings accounts are each insured up to $250,000 by the FDIC. The Company's exposure for amounts in excess of FDIC insured limits at September 30, 2012 was approximately $10,438,000. The Company has not experienced any losses in such accounts.

The Company sells its products to a large number of geographically diverse customers. The Company routinely assesses the financial strength of its customers and generally does not require collateral or other security to support customer receivables. At September 30, 2012, accounts receivable from one customer accounted for 65% of total accounts receivable with no other single customer accounting for more than 10% of the accounts receivable balance. At September 30, 2011, accounts receivable from three customers accounted for 38%, 16% and 11% of total accounts receivable with no other single customer accounting for more than 10% of the accounts receivable balance.

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents.

The Company considers any amounts pledged as collateral or otherwise restricted for use in current operations to be restricted cash. Restricted cash is classified as a current asset unless amounts are not expected to be released and available for use in operations within one year.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company carries its accounts receivable at their historical cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts for estimated losses considering the following factors when determining if collection of a receivable is reasonably assured: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If the Company has no previous experience with the customer, the Company may obtain reports from various credit organizations to ensure that the customer has a history of paying its creditors. The Company may also request financial information to ensure that the customer has the means of making payment. If these factors do not indicate collection is reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash. There was no deferred revenue at September 30, 2012 or 2011 as a result of collection issues. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. The Company determines allowances on a customer specific. The Company had allowances for doubtful accounts of $4,372 and $0 for the years ended September 30, 2012 or 2011.

CONTRACT MANUFACTURERS

The Company employs contract manufacturers for production of certain components and sub-assemblies. The Company may provide parts and components to such parties from time to time, but recognizes no revenue or markup on such transactions. During fiscal 2012, the Company performed assembly of products in-house using components and sub-assemblies from a variety of contract manufacturers and suppliers.

INVENTORIES

Inventories are valued at the lower of cost or net realizable value. Cost is determined using a standard cost system whereby differences between the standard cost and purchase price are recorded as a purchase price variance in cost of revenues. Inventory is comprised of raw materials, assemblies and finished products intended for sale. The Company periodically makes judgments and estimates regarding the future utility and carrying value of inventory. The carrying value of inventory is periodically reviewed and impairments, if any, are recognized when the expected net realizable value is less than carrying value. The Company has inventory reserves for estimated obsolescence or unmarketable inventory, which is equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions. The Company increased its inventory reserve by $154,109 and $16,252 during the years ended September 30, 2012 and 2011, respectively, based on expected usage of components resulting from changes in product lines and customer demand.

EQUIPMENT AND DEPRECIATION

Equipment is stated at cost. Depreciation on machinery and equipment and office furniture and equipment is computed over the estimated useful lives of three to five years using the straight-line method. Leasehold improvements are amortized over the life of the lease. Upon retirement or disposition of equipment, the related cost and accumulated depreciation is removed, and a gain or loss is recorded.

INTANGIBLES

Intangible assets, which consist of patents and trademarks, are carried at cost less accumulated amortization. Intangible assets are amortized over their estimated useful lives, which have been estimated to be 15 years. The carrying value of intangibles is periodically reviewed and impairments, if any, are recognized when the future undiscounted cash flows realized from the assets is less than its carrying value.

LEASES

Leases entered into are classified as either capital or operating leases. At the time a capital lease is entered into, an asset is recorded, together with its related long-term obligation to reflect the purchase and financing. At September 30, 2012 and 2011, the Company had no capital lease obligations.

REVENUE RECOGNITION

The Company derives its revenue primarily from two sources: (i) product revenues, and (ii) contracts, license fees, other services, and freight.

Product revenues from customers, including resellers and system integrators, are recognized in the periods that products are shipped (FOB shipping point) or received by customers (FOB destination), when the fee is fixed or determinable, when collection of resulting receivables is reasonably assured, and there are no remaining obligations for the Company. Most revenues to resellers and system integrators are based on firm commitments from the end user; as a result, resellers and system integrators carry little or no inventory. Revenues from associated engineering and installation contracts are recognized based on milestones or completion of the contracted services. The Company's customers do not have the right to return product unless the product is found to be defective.

In limited circumstances, product revenues may be recognized prior to shipment when, based on the Company's evaluation, criteria for recognizing revenue under bill and hold arrangements have been met. During the years ended September 30, 2012 and 2011, the Company did not recognize any bill and hold revenue.

The Company licenses its technology to third parties. Revenues from up-front license fees are evaluated for multiple elements, but are generally recognized ratably over the specified term of the particular license or agreement. Revenues from ongoing per unit license fees are earned based on units shipped and are recognized in the period when the ultimate customer accepts the product, and collection is reasonably assured.

The Company also sells extended repair and maintenance contracts with terms ranging from one to several years which provide repair and maintenance services after expiration of the original one year warranty term. Revenues from separately priced extended repair and maintenance contracts are recognized on a straight-line basis over the contract period and classified as contract and other revenues. Contracts paid for in advance by customers are recorded in other liabilities—noncurrent.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in cost of revenues. The amount of shipping and handling costs invoiced to customers is included in revenue. Actual shipping and handling costs were $127,392 and $366,851 for the fiscal years ended September 30, 2012 and 2011, respectively.

ADVERTISING

Advertising costs are charged to expense as incurred. The Company expensed $62,663 and $73,812 for the years ended September 2012 and 2011, respectively, for advertising costs.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

WARRANTY RESERVES

The Company warrants its products to be free from defects in materials and workmanship for a period of one year from the date of purchase. The warranty is generally limited. The Company currently provides direct warranty service. Some agreements with OEM customers, from time to time, may require that certain quantities of product be made available for use as warranty replacements. International market warranties are generally similar to the U.S. market. The Company also sells extended warranty contracts and maintenance agreements.

The Company establishes a warranty reserve based on anticipated warranty claims at the time product revenues are recognized. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs and anticipated rates of warranty claims. The Company evaluates the adequacy of the provision for warranty costs each reporting period. In the fiscal year ended September 30, 2012, the Company decreased its reserve by $67,948. The warranty reserve was $204,313 and $272,261 at September 30, 2012 and 2011, respectively. See Note 10 for additional information regarding warranties.

INCOME TAXES

The Company determines its income tax provision using the asset and liability method. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. A valuation allowance is recorded by the Company to the extent it is more likely than not that a deferred tax asset will not be realized. Additional information regarding income taxes appears in Note 11.

COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting stockholders' equity that under generally accepted accounting principles in the United States, are excluded from reported net income. There were no differences between net income and comprehensive income for any of the periods presented.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and identifiable intangibles held for use are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of undiscounted expected future cash flows is less than the carrying amount of the asset, or if changes in facts and circumstances indicate this, an impairment loss is measured and recognized using the asset's fair value.

SEGMENT INFORMATION

The Company presents its business as one reportable segment due to the similarity in nature of products provided, financial performance measures (revenue growth and gross margin), methods of distribution (direct and indirect) and customer markets (each product is sold by the same personnel to government and commercial customers, domestically and internationally). The Company's chief operating decision making officer reviews financial information on sound products on a consolidated basis. See Note 16 for additional information regarding segments.

NET INCOME PER SHARE

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution of securities that could occur if outstanding securities convertible into common stock were exercised or converted. See Note 15 for additional information regarding net income per share.

FOREIGN CURRENCY TRANSLATION

The Company's functional currency is U.S. dollars as substantially all of the Company's operations use this denomination. Foreign sales to date have been denominated in U.S. dollars. Transactions undertaken in other currencies, which have not been material, are translated using the exchange rate in effect as of the transaction date. Any exchange gains and losses are included in the statements of operations.

SHARE-BASED COMPENSATION

The Company recognized share-based compensation expense related to non-qualified stock options issued to employees and directors over the expected vesting term of the stock-based instrument based on the grant date fair value. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates or if the Company updates its estimated forfeiture rate. From time to time, the Company grants stock options to directors and non-employee service providers.

REGISTRATION PAYMENT ARRANGEMENTS

In connection with the issuance of warrants on February 4, 2011 ("2011 Warrants"), the Company entered into a Registration Rights Agreement with the warrant holders ("Warrant Holders"), whereby the Company agreed to prepare and file, within 30 days following the issuance of the 2011 Warrants, a registration statement covering the resale of the shares of common stock issuable upon exercise of the 2011 Warrants. If the registration statement was not declared effective within 90 days following the date of issuance of the securities, or the Warrant Holders are otherwise unable to re-sell the shares purchased upon exercise of the 2011 Warrants, the Company will be obligated to pay liquidated damages to the purchasers in the amount of $0.01335 per day per applicable share until 180 days after the date the registration statement is required to be filed, and $0.0267 per day per applicable share thereafter, but not to exceed a total of $0.534 per applicable share or a maximum of $869,323. This obligation will be effective for the five year term of the Warrants, or until all 2011 Warrants have been exercised. The Company filed a registration statement on Form S-3 within 30 days of issuance, which became effective on April 7, 2011 in satisfaction of the initial 90 day effectiveness obligation. No liquidated damages have been accrued as of September 30, 2012 as it was not deemed to be probable that any such damages will be incurred. See Note 14 for additional information regarding the 2011 Warrants.

RECLASSIFICATIONS

Where necessary, the prior year's information has been reclassified to conform to the fiscal 2012 statement presentation. These reclassifications had no effect on previously reported results of operations or accumulated deficit.

SUBSEQUENT EVENTS

Management has evaluated events subsequent to September 30, 2012 through the date the accompanying consolidated financial statements were filed with the Securities and Exchange Commission and noted that there have been no events or transactions which would affect the Company's consolidated financial statements for the year ended September 30, 2012.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11"). This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This accounting standard is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact our financial position or results of operations.

In May 2011, the FASB issued additional guidance on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The updated guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company adopted this guidance effective July 1, 2012. The adoption of this guidance did not have a material impact on the Company's financial statements.

4. FAIR VALUE MEASUREMENTS

At September 30, 2012, there was no difference between the carrying value and fair market value of the Company's cash equivalents. For certain financial instruments, including accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their relatively short maturities.

As of September 30, 2012 and 2011, the Company had no financial instruments that are required to be measured at fair value on a recurring basis.

5. RESTRICTED CASH

Restricted cash was reported as follows:

	September 30,	
	2012	2011
Current asset	$ —	$606,250
Noncurrent asset	39,406	—
	$39,406	$606,250

Restricted cash was pledged to support bank guarantees for product warranty of product delivered on a sales contract in the quarter ended March 31, 2011. The current portion covered the first year of product warranty, and the noncurrent portion was recently issued and will be renewed annually for seven years to cover each year of the extended warranty and maintenance agreement. The first year warranty term was successfully completed and the current portion became unrestricted and transferred to cash and cash equivalents in fiscal 2012, and the noncurrent portion will remain for the duration of the seven year term. These assets are carried at cost, which approximates market value, and are classified as other—noncurrent assets.

6. INVENTORIES

Inventories consisted of the following:

	September 30, 2012	September 30, 2011
Finished goods	$ 818,082	$ 505,749
Work in process	61,859	168,622
Raw materials	2,693,753	2,368,245
	3,573,694	3,042,616
Reserve for obsolescence	(461,205)	(307,096)
	$3,112,489	$2,735,520

The Company had raw materials located at supplier locations of $144,674 and $195,602 at September 30, 2012 and 2011, respectively.

The Company relies on one supplier for compression drivers for its LRAD product and is making efforts to obtain alternative suppliers to reduce such reliance. The Company's ability to manufacture its LRAD product could be adversely affected if it were to lose a sole source supplier and was unable to find an alternative supplier.

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	September 30, 2012	September 30, 2011
Machinery and equipment	$ 525,020	$ 521,719
Office furniture and equipment	716,625	775,662
Leasehold improvements	55,298	262,258
	1,296,943	1,559,639
Accumulated depreciation	(1,084,080)	(1,484,171)
	$ 212,863	$ 75,468

	Year ended September 30, 2012	Year ended September 30, 2011
Depreciation expense	$ 64,409	$ 106,773

During the year ended September 30, 2012, the Company disposed of $464,500 of fully depreciated property and equipment. The Company moved into a new office and manufacturing facility in July 2012 which resulted in the disposal of leasehold improvements and communication equipment in the former facility, which were fully depreciated, totaling $328,195, as well as other furniture and equipment. The Company also acquired $201,804 of new property and equipment during fiscal 2012, including leasehold improvements of $55,298 and upgraded computer equipment of $93,521 in the new facility, and product tooling.

8. INTANGIBLE ASSETS

Intangible assets consisted of the following:

	September 30,	
	2012	2011
Cost	$ 358,925	$ 458,912
Accumulated amortization	(200,468)	(232,943)
	$ 158,457	$ 225,969

	Year ended September 30,	
	2012	2011
Amortization expense	$ 29,522	$ 31,418
Loss on impairment of patents	41,621	22,551
	$ 71,143	$ 53,969

Each quarter, the Company reviews the ongoing value of its capitalized patent costs. In the fiscal years ended September 30, 2012 and 2011, some of these assets were identified as being associated with patents no longer consistent with the Company's business strategy. As a result of this review, the Company recorded a loss as shown above from the impairment of patents that were previously capitalized.

Estimated Amortization Expense Years Ended September 30,	
2013	23,850
2014	23,850
2015	23,850
2016	23,850
2017	23,850
Thereafter	39,207
	$158,457

9. PREPAID MAINTENANCE AGREEMENT

At March 31, 2011, prepaid expenses included $1,500,000 paid to a third party service provider in connection with the Company's obligations under a sales contract to a foreign military service to provide repair and maintenance services over an eight year period for products sold thereunder. The total prepaid expense is being amortized on a straight-line basis at an annual rate of $187,500 over the eight-year contract period to correspond with the revenues for these services, and is being recognized as a component of cost of sales. Accordingly, as of September 30, 2012, $187,500 of the total prepayment was classified as a current asset and $1,031,250 was classified as noncurrent.

10. ACCRUED AND OTHER LIABILITIES—NONCURRENT

Accrued liabilities consisted of the following:

	September 30,	
	2012	2011
Payroll and related	$272,212	$2,628,210
Accrued contract costs	197,032	—
Warranty reserve	154,069	265,658
Deferred revenue	419	800
Customer deposits	10	4,543
Total	$623,742	$2,899,211

Other liabilities—noncurrent consisted of the following:

	2012	2011
Deferred revenue—noncurrent	$270,140	$ 270,141
Extended warranty	50,244	6,603
Deferred rent	43,433	—
Total	$363,817	$ 276,744

Payroll and related

Accrued payroll and related consists primarily of accrued vacation at September 30, 2012 and bonuses and related payroll taxes in accordance with the Company's compensation plan at September 30, 2011. See Note 12 for additional information regarding the bonus plan.

Accrued contract costs

Accrued contract costs consist of accrued expenses for contracting a third party service provider to fulfill repair and maintenance obligations required under a contract through 2019 with a foreign military for units sold last year. Payments to the service provider will be made annually upon completion of each year of service. These services are being recorded in cost of revenues to correspond with the revenues for these services.

Deferred Revenue

Deferred revenue at September 30, 2012 included $270,559 collected from a license agreement in advance of recognized revenue. The Company recognizes revenue and reduces deferred revenue on a per unit basis as the license is used by the customer. The Company recognized $381 of revenue from this license agreement in the year ended September 30, 2012.

Warranty Reserve

Details of the estimated warranty reserve were as follows:

The Company establishes a warranty reserve based on anticipated warranty claims at the time product revenue is recognized. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs and anticipated rates of warranty claims. The Company evaluates the adequacy of the provision for warranty costs each reporting period. In the fiscal year ended September 30, 2012, the Company decreased its reserve by $67,948.

11. INCOME TAXES

Income taxes consisted of the following:

Years Ended September 30,	2012	2011
Current tax (benefit) expense		
Federal	$ (155,000)	$ 88,000
State	4,000	(13,000)
	(151,000)	75,000
Deferred (benefit) expense		
Federal	(1,583,000)	93,000
State	(279,000)	16,000
	(1,862,000)	109,000
Change in valuation allowance	1,862,000	(109,000)
Provision for income taxes	$ (151,000)	$ 75,000

A reconciliation of income taxes at the federal statutory rate of 34% to the effective tax rate was as follows:

Years Ended September 30,	2012	2011
Income taxes computed at the federal statutory rate	$ 446,000	$ 1,710,000
Change in valuation allowance	(1,862,000)	109,000
Nondeductible compensation, interest expense and other	6,000	4,000
State income taxes, net of federal tax benefit	72,000	283,000
Change in R&D credit carryover	53,000	(2,094,000)
Stock options and other prior year true-ups	1,389,000	357,000
State business credit utilization	(100,000)	(294,000)
Prior year tax adjustments	(155,000)	—
	$ (151,000)	$ 75,000

The types of temporary differences between the tax basis of assets and liabilities and their approximate tax effects that give rise to a significant portion of the net deferred tax asset at September 30, 2012 and 2011 were as follows:

	At September 30,	
	2012	2011
Deferred tax assets:		
Net operating loss carryforwards	$ 20,350,000	$ 20,928,000
Research and development credit	2,206,000	2,094,000
Share-based compensation	600,000	1,761,000
Equipment	—	90,000
Patents	229,000	252,000
Accruals and other	509,000	490,000
State tax deduction	(2,000)	4,000
Federal AMT Credit	49,000	155,000
Allowances	184,000	213,000
Gross deferred tax asset	24,125,000	25,987,000
Less valuation allowance	(24,125,000)	(25,987,000)
	$ —	$ —

At September 30, 2012, the Company had net deferred tax assets of approximately $24,125,000. The deferred tax assets are primarily composed of federal and state NOL carryforwards and federal and state research and development ("R&D") credit carryforwards. At September 30, 2012, the Company, for federal income tax purposes, had NOL carryforwards of approximately $53,430,000, which expire through 2031. The Company recognizes windfall tax benefits associated with the exercise of stock options directly to stockholders' equity only when realized. Accordingly, deferred tax assets are not recognized for NOL carryforwards resulting from windfall tax benefits occurring from October 1, 2008 onward. At September 30, 2012, deferred tax assets do not include excess tax benefits from stock-based compensation of approximately $179,000.

Due to uncertainties surrounding the Company's ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset net deferred tax assets as realization of such assets has not met the threshold under ASC 740-10, "Income Taxes." The future utilization of the Company's NOL carryforwards to offset future taxable income may be subject to a substantial annual limitation as a result of ownership changes that could occur in the future. The Company has an estimated $1,731,000 and $720,000 of federal and state R&D tax credits, respectively, at September 30, 2012, a portion of which began to expire in the 2011 tax year. Further, due to a change in California tax law in fiscal year 2008, NOL carryforwards may not be used in tax years 2008, 2009, 2010 and 2011, and R&D credit utilization was limited to fifty percent of the Company's net tax in tax years 2008 and 2009.

The Company did not record a tax provision during the year ended September 30, 2012 as the Company's annual effective tax rate is zero. During the quarter ended June 30, 2012, the Company amended its federal tax return for the year ended September 30, 2008 to make an election to carry back its fiscal year ended September 30, 2008 applicable NOL for a period of 3 years, and carry forward the loss for up to 20 years, as per Section 172(b)(1)(H) of the Internal Revenue Code of 1986 ("Section 172"), as amended per the American Recovery and Reinvestment Tax Act of 2009 for eligible small businesses. The Company also amended its federal tax returns for the years ended September 30, 2009 and 2010 and filed its federal tax return for the year ended September 30, 2011, during the fiscal year ended September 30, 2012, resulting in a federal income tax benefit of $152,333. Of this benefit, $112,009 has been received from the Internal Revenue Service in the year ended September 30, 2012, and the remaining $40,324 was recorded as a federal income tax receivable at September 30, 2012 and was received in October 2012. The federal income tax benefit and federal income tax receivable were the result of the election made during the quarter ended June 30, 2012 to carry back NOLs and apply them against taxable income during those applicable tax years.

The Company adopted ASC 740-10-25, "Income Taxes—Recognition" as of October 1, 2007. As of the date of the adoption, the Company had no unrecognized tax benefits and there were no material changes during the year. Due to the valuation allowance, future changes in the Company's unrecognized tax benefits will not impact its effective tax rate. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company is subject to taxation in the U.S. and various state jurisdictions. All of the Company's historical tax years are subject to examination by the Internal Revenue Service and various state jurisdictions due to the generation of NOL and credit carryforwards.

12. COMMITMENTS AND CONTINGENCIES

Facility Lease

On November 29, 2011, the Company entered into a new lease for 31,360 square feet to replace the prior San Diego facility as the Company's executive offices, research and development, assembly and operational facilities. The lease commenced July 1, 2012 and will expire June 30, 2018. The aggregate monthly payment, with abatements, will average $16,306 per month in the first year, plus certain other costs and charges as specified in the lease agreement, including the Company's proportionate share of the building operating expenses and real estate taxes. The aggregate monthly payment will be $25,088, $26,656, $28,224, $29,792 and $31,360 for the second through sixth years, plus expenses as noted above. These obligations are included in the operating lease obligation schedule below.

Other Operating Leases

Total operating lease expense, including facilities and business equipment commitments, recorded by the Company for the years ended September 30, 2012 and 2011 was $209,401 and $223,171, respectively.

The obligations under all operating leases are as follows:

Years ending September 30:	
2013	258,581
2014	323,592
2015	341,659
2016	360,475
2017	375,020
2018	282,240
	$1,941,567

Employment Agreements

The Company entered into an employment agreement in September 2006 with its president and chief executive officer that provides for severance benefits of up to a maximum of six months' salary and health benefit continuation if his employment is terminated without cause or he resigns for good reason. There are no other employment agreements with executive officers or other employees providing future benefits or severance arrangements.

Bonus Plan

The Company has established a bonus plan for its employees, in accordance with their terms of employment, whereby they can earn a percentage of their salary at three different levels based on meeting three different targeted objectives for earnings per share. The number of shares outstanding used for the calculation is as of October 1, 2011.

In fiscal 2012, the Company did not accrue any bonus expense as the Company did not achieve targeted objectives for the year. The Company accrued $2,308,010 for bonuses and related payroll taxes in the year ended September 30, 2011, based on the Company having achieved the bonus plan target levels, which was paid during the quarter ended December 31, 2011.

Change of Control Severance Benefit Plan

The Company has a Change of Control Plan that provides that in the event of a qualifying termination, each of the two participating executives will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination. A qualifying termination under the Change of Control Plan is any involuntary termination without cause or any voluntary termination for good reason, in each case occurring within three months before or twelve months after a change of control of the Company.

Employee Benefit—401K Plan

The Company has a defined contribution plan (401(k)) covering its employees. Matching contributions are made on behalf of all participants at the discretion of the board of directors. During the fiscal years ended September 30, 2012 and 2011, the Company made matching contributions of $170,321 and $127,503, respectively.

Litigation

The Company may at times be involved in litigation in the ordinary course of business. The Company will, from time to time, when appropriate in management's estimation, record adequate reserves in the Company's financial statements for pending litigation. On July 24, 2012, the Company was served with a complaint filed in the Delaware Court of Chancery captioned *Iroquois Master Fund Ltd., Plaintiff, v. Raymond C. Smith, Laura M. Clague, Helen C. Adams, Thomas R. Brown, and Katherine McDermott, Defendants, and LRAD Corporation, Nominal Defendant*. The derivative action claims that the defendants breached their fiduciary duties to the Company, caused the Company to waste its corporate assets and were unjustly enriched as a result of obtaining and approving the issuance of stock options to themselves with exercise prices that the plaintiff alleges were below fair market value on the date of grant in violation of the terms of the Company's 2005 Equity Incentive Plan. The Company was also named in the action as a nominal defendant against which no recovery is sought. The plaintiff seeks rescission or repricing of the applicable stock options and other damages on behalf of the Company. The defendants filed a Motion to Dismiss on October 3, 2012 and the plaintiff filed an Amended Derivative Complaint on November 19, 2012. The defendants and the Company believe the plaintiff's claims are without merit and intend to defend against them vigorously.

Guarantees and Indemnifications

The Company enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, typically with business partners, contractors, customers and landlords and (ii) its agreements with investors. Under these arrangements, the Company may indemnify other parties such as business partners, customers, underwriters, and investors for certain losses suffered, claims of intellectual property infringement, negligence and intentional acts in the performance of services, and violations of laws including certain violations of securities laws. The Company's obligation to provide such indemnification in such circumstances would arise if, for example, a third party sued a customer for intellectual property infringement and the Company agreed to indemnify the customer against such claims. The Company is unable to estimate with any reasonable accuracy the liability that may be incurred pursuant to such indemnification obligations. Some of the factors that would affect this assessment include, but are not limited to, the nature of the claim asserted, the relative merits of the claim, the financial ability of the parties, the nature and amount of damages claimed, insurance coverage that the Company may have to cover such claims, and the willingness of the parties to reach settlement, if any. Because of the uncertainty surrounding these circumstances, the Company's indemnification obligations could range from immaterial to having a material adverse impact on its financial position and its ability to continue in the ordinary course of business. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements in the past, and the Company had no liabilities recorded for these agreements as of September 30, 2012, or 2011.

Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a director and officers' liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company does not believe that a material loss exposure related to these agreements is either probable or reasonably estimable. Accordingly, the Company has no liability recorded for these agreements as of September 30, 2012, or 2011.

13. SHARE-BASED COMPENSATION

Stock Option Plans

At September 30, 2012, the Company had one equity incentive plan. The 2005 Equity Incentive Plan ("2005 Equity Plan"), as amended, authorizes for issuance as stock options, stock appreciation rights, or stock awards for an aggregate of 3,250,000 shares of common stock to employees, directors or consultants. The total 2005 Equity Plan reserve includes these shares and shares reserved under other plans prior to the 2005 Equity Plan, allowing for the issuance of up to 4,999,564 shares. At September 30, 2012, there were options outstanding covering 3,463,339 shares of common stock under the 2005 Equity Plan and 969,977 shares of common stock available for grant for a total of 4,433,316 currently available under the 2005 Equity Plan.

Share-Based Compensation

The Company's employee stock options have various restrictions that reduce option value, including vesting provisions and restrictions on transfer and hedging, among others, and are often exercised prior to their contractual maturity.

The Company recorded $684,451 and $422,643 of stock compensation expense for the years ended September 30, 2012 and 2011, respectively. The weighted average estimated fair value of employee stock options granted during the year ended September 30, 2012 and 2011 was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions (annualized percentages):

	2012	2011
Volatility	81.0% - 82.0%	89.0% - 93.0%
Risk-free interest rate	0.8% - 1.1%	1.0% - 1.8%
Forfeiture rate	10.0%	10.0%
Dividend yield	0.0%	0.0%
Expected life in years	5.4 - 6.4	3.4 - 6.5
Weighted average fair value of options granted during the year	$0.88	$1.60

The Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company's common stock over the period commensurate with the expected life of the options. The risk-free interest rate is based on rates published by the Federal Reserve Board. The contractual term of the options was five years until it was changed to ten years in August 2011. The expected life is based on observed and expected time to post-vesting exercise. The expected forfeiture rate is based on past experience and employee retention data. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates. Such revision adjustments to expense will be recorded as a cumulative adjustment in the period in which the estimate is changed.

As of September 30, 2012, there was approximately $1,100,000 of total unrecognized compensation costs related to outstanding employee stock options. This amount is expected to be recognized over a weighted average period of 1.7 years. To the extent the forfeiture rate is different from what the Company anticipated, stock-based compensation related to these awards will be different from the Company's expectations.

Stock Option Summary Information

A summary of activity for the Company's stock option plans, as well as options granted outside such plans as of September 30, 2012 and 2011, is presented below:

	Number of Shares	Weighted Average Exercise Price
Fiscal 2011:		
Outstanding October 1, 2010	4,408,742	$2.50
Granted	378,000	$2.39
Forfeited/expired	(473,638)	$3.60
Exercised	(131,765)	$1.10
Outstanding September 30, 2011	4,181,339	$2.40
Exercisable September 30, 2011	3,705,939	$2.47
Fiscal 2012:		
Outstanding October 1, 2011	4,181,339	$2.40
Granted	1,237,500	$1.33
Forfeited/expired	(1,955,500)	$3.67
Outstanding September 30, 2012	3,463,339	$1.31
Exercisable September 30, 2012	2,575,857	$1.25
Weighted average fair value of options granted during the year		$0.88

The aggregate intrinsic value for options outstanding and options exercisable at September 30, 2012 was $862,501 and $811,059, respectively. The aggregate intrinsic value represents the difference between the Company's closing stock price on the last day of trading during the year, which was $1.39 per share, and the exercise price multiplied by the number of applicable options. There were no stock options exercised in the year ended September 30, 2012. The total intrinsic value of stock options exercised during the year ended September 30, 2011 was $182,191 and cash received from these exercises was $145,450. The Company did not recognize any tax benefit for exercised stock options in the year ended September 30, 2012. The Company recognized the $182,191 as a tax benefit in the income tax provision for the year ended September 30, 2011.

The following table summarizes information about stock options outstanding at September 30, 2012:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.46-$1.00	746,482	1.19	$0.48	746,169	$0.48
$1.01-$1.50	1,916,157	7.10	$1.29	1,170,032	$1.28
$1.51-$2.00	408,700	0.89	$1.85	376,106	$1.87
$2.01-$2.50	276,500	8.21	$2.26	186,103	$2.25
$2.51-$3.13	115,500	3.43	$2.65	97,447	$2.64
$0.46-$3.13	3,463,339	5.06	$1.31	2,575,857	$1.25

The Company recorded non-cash share-based compensation expense for employees, directors and consultants of $684,451 and $422,643, respectively, for the fiscal years ended September 30, 2012 and 2011. The amounts of share-based compensation expense are classified in the consolidated statements of operations as follows:

Years Ended September 30,	**2012**	**2011**
Cost of revenue	$ 21,662	$ 25,928
Selling, general and administrative	603,989	335,796
Research and development	58,800	60,919
Total	$684,451	$422,643

14. STOCKHOLDERS' EQUITY

Common Stock Activity

During the year ended September 30, 2012, the Company did not issue any shares of common stock or receive any proceeds from the exercise of stock options.

Preferred Stock

The Company is authorized under its certificate of incorporation and bylaws to issue 5,000,000 shares of preferred stock, $0.00001 par value, without any further action by the stockholders. The board of directors has the authority to divide any and all shares of preferred stock into series and to fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuance of preferred stock by the board of directors could result in such shares having dividend and or liquidation preferences senior to the rights of the holders of common stock and could dilute the voting rights of the holders of common stock.

No shares of preferred stock were outstanding during the fiscal years ended September 30, 2012 or 2011.

Stock Purchase Warrants

In February 2011, 1,627,945 stock purchase warrants originally issued on August 7, 2006 (the "2006 Warrants") were exercised at a price of $2.67 for total proceeds of $4,346,613. The remaining 12,564 of the 2006 Warrants expired unexercised. On February 4, 2011, in consideration of the warrant holders exercising the 2006 Warrants at an exercise price above the then current market price of the Company's common stock, the Company issued to the warrant holders new warrants exercisable for an aggregate of 1,627,945 shares of common stock at an exercise price of $2.67 per share (the "2011 Warrants"). The 2011 Warrants are exercisable from August 4, 2011 through February 4, 2016. The fair value of the 2011 Warrants, which was recorded as a non-cash offering cost and offset to the proceeds from the exercise of the 2006 Warrants, was estimated to be $2,164,773 using a Black-Scholes pricing model, assuming a 5.0 year expected life, a volatility of 88.5%, a risk-free interest rate of 2.26% and no expected forfeitures or dividend yield.

15. NET INCOME PER SHARE

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period increased to include the number of dilutive potential common shares outstanding during the period. The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method, which assumes that the proceeds from the exercise of the outstanding options and warrants are used to repurchase common stock at market value. Under the treasury stock method, an increase in the fair market value of the Company's common stock can result in a greater dilutive effect from potentially dilutive securities. If the Company has losses for the period, the inclusion of potential common stock instruments outstanding would be anti-dilutive. In addition, under the treasury stock method, the inclusion of stock options and warrants with an exercise price greater than the per share market value, would be antidilutive. Potential common shares that would be antidilutive are excluded from the calculation of diluted income per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,	
	2012	2011
Basic		
Income from continuing operations	$ 1,462,020	$ 4,953,448
Income from discontinued operations	—	69,454
Income available to common stockholders	$ 1,462,020	$ 5,022,902
Weighted average common shares outstanding	32,374,499	31,755,157
Basic income per common share, continuing operations	$ 0.05	$ 0.16
Basic income per common share, discontinued operations	$ 0.00	$ 0.00
Basic income per common share	$ 0.05	$ 0.16
Diluted		
Income from continuing operations	$ 1,462,020	$ 4,953,448
Income from discontinued operations	—	69,454
Income available to common stockholders	$ 1,462,020	$ 5,022,902
Weighted average common shares outstanding	32,374,499	31,755,157
Assumed exercise of dilutive options and warrants	641,456	967,475
Weighted average dilutive shares outstanding	33,015,955	32,722,632
Diluited income per common share, continuing operations	$ 0.04	$ 0.15
Diluted income per common share, discontinued operations	$ 0.00	$ 0.00
Diluted income per common share	$ 0.04	$ 0.15
Potentially dilutive securities outstanding at period end excluded from the diluted computation as the inclusion would have been antidilutive:		
Options	800,700	1,925,000
Warrants	1,627,945	1,627,945
Total	2,428,645	3,552,945

16. MAJOR CUSTOMERS, SUPPLIERS, SEGMENT AND RELATED INFORMATION

Major Customers

For the fiscal year ended September 30, 2012, revenues from one customer accounted for 36% of total revenues. No other single customer represented more than 10% of total revenues. For the fiscal year ended September 30, 2011, revenues from two customers accounted for 46% and 12% of total revenues with no other single customer accounting for more than 10% of total revenues.

Suppliers

The Company has a large number of components and sub-assemblies produced by outside suppliers, some of which are sourced from a single supplier, which can magnify the risk of shortages and decrease the Company's ability to negotiate with suppliers on the basis of price. In particular, the Company depends on one supplier of compression drivers for its LRAD products. If supplier shortages occur, or quality problems arise, then production schedules could be significantly delayed or costs significantly increased, which could in turn have a material adverse effect on the Company's financial condition, results of operation and cash flows.

Segment and Related Information

The Company presents its business as one reportable segment due to the similarity in nature of products marketed, financial performance measures (revenue growth and gross margin), methods of distribution (direct and indirect) and customer markets (each product is sold by the same personnel to government and commercial customers, domestically and internationally). The Company's chief operating decision making officer reviews financial information on sound products on a consolidated basis.

The following table summarizes revenues by geographic region. Revenues are attributed to countries based on customer location.

Years Ended September 30,	2012	2011
Revenues		
United States	$ 9,358,311	$ 7,895,236
Other	5,434,027	18,611,585
Total Revenues	$14,792,338	$26,506,821

The following table summarizes revenues by product line.

Years Ended September 30,	2012	2011
Revenues		
LRAD	14,411,374	26,196,063
SoundSaber	241,951	147,713
Other	139,013	163,045
Total Revenues	$14,792,338	$26,506,821

17. DISCONTINUED OPERATIONS REPORTING

The Company spun-off its wholly-owned subsidiary Parametric Sound Corporation ("Parametric") effective September 27, 2010. The historical results of operations relating to the hypersonic sound business have been presented as discontinued operations in the prior year Consolidated Statements of Operations. The prior year Consolidated Balance Sheets also identify assets and liabilities retained by the Company to fulfill remaining obligations per the terms of the Separation and Distribution Agreement.

The components of the Consolidated Statements of Operations which are presented as discontinued operations are as follows:

	Year ended September 30, 2011
Total revenues	$ 195,097
Cost of revenues	(119,253)
Total income from discontinued operations	$ 75,844
Income tax expense	(6,390)
Income (loss) from discontinued operations	$ 69,454

The components of the Condensed Consolidated Balance Sheets, which are presented as discontinued operations are as follows:

	September 30, 2011
Assets:	
Inventories, net	$ 6,250
Total current assets	$ 6,250
Liabilities:	
Warranty reserve	$ 9,263
Total current liabilities	$ 9,263
Net liabilities	$(3,013)

18. RELATED PARTY

Elwood G. Norris, a former officer and Chairman of the Board of the Company, is the President and Chief Executive Officer of Parametric. Mr. Norris was previously a related party as a result of more than 10% stock ownership of the Company until March 31, 2011 when his stock ownership fell below 10%. The Company entered into a consulting arrangement with Mr. Norris on June 4, 2010, concurrent with him resigning from the Board, whereby he provided consulting and advisory services to the Company in exchange for a quarterly consulting fee of $5,000 through May 31, 2012. The Company paid Mr. Norris consulting fees of $13,333 and $20,000 during the years ended September 30, 2012 and 2011, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LRAD CORPORATION
December 4, 2012

By: /s/ THOMAS R. BROWN
Thomas R. Brown
President and Chief Executive Officer

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Thomas R. Brown, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of registrant in the capacities and on the dates indicated.

Date: December 4, 2012	By /s/ THOMAS R. BROWN **Thomas R. Brown** **Chairman of the Board, President, Chief Executive Officer** **(Principal Executive Officer)**
Date: December 4, 2012	By /s/ KATHERINE H. MCDERMOTT **Katherine H. McDermott, Chief Financial Officer** **(Principal Financial and Accounting Officer)**
Date: December 4, 2012	By /s/ HELEN C. ADAMS **Helen C. Adams** **Director**
Date: December 4, 2012	By /s/ RAYMOND SMITH **Raymond Smith** **Director**
Date: December 4, 2012	By /s/ LAURA M. CLAGUE **Laura M. Clague** **Director**
Date: December 4, 2012	By /s/ GEORGE W. VANDEWEGHE **George W. VanDeWeghe Jr.** **Director**

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

LRAD Corporation
San Diego, California

We hereby consent to the incorporation by reference in Registration Statements on Forms S-8 (File No. 333-144698, and File No. 333-125454) and Forms S-3 (File No. 333-172552) of LRAD Corporation of our report dated December 4, 2012, relating to our audits of the consolidated financial statements as of September 30, 2012 and 2011 and for each of the years then ended, which appear in this Annual Report on Form 10-K of LRAD Corporation for the year ended September 30, 2012.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, CA
December 4, 2012

Exhibit 31.1

CERTIFICATIONS

I, Thomas R. Brown, certify that:

1. I have reviewed this annual report on Form 10-K of LRAD Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's independent registered public accounting firm and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 4, 2012

/S/ THOMAS R. BROWN

Thomas R. Brown,
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Katherine H. McDermott, certify that:

1. I have reviewed this annual report on Form 10-K of LRAD Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's independent registered public accounting firm and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 4, 2012

/S/ KATHERINE H. MCDERMOTT

Katherine H. McDermott
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CO-PRINCIPAL EXECUTIVE OFFICERS AND PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his or her capacity as an officer of LRAD Corporation (the "Company"), that, to his or her knowledge, the Annual Report of the Company on Form 10-K for the fiscal year ended September 30, 2012 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (except as to the due date for filing) and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of the Company as of the dates and for the periods presented in the financial statements included in such report.

Dated: December 4, 2012

/s/ THOMAS R. BROWN

Thomas R. Brown,
President,
Chief Executive Officer
(Principal Executive Officer)

/s/ KATHERINE H. MCDERMOTT

Katherine H. McDermott
Chief Financial Officer
(Principal Financial Officer)

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of LRAD Corporation under the Securities Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

Exhibit 99.1

LRAD CORPORATION REPORTS PROFITABLE FINANCIAL RESULTS FOR FY 2012

Company Anticipates Improved FY 2013

SAN DIEGO, CA, December 4, 2012 – LRAD Corporation (NASDAQ: LRAD), the world's leading provider of long range acoustic hailing devices (AHDs), today reported revenues of $14.8 million and net income of $0.04 per diluted share for the fiscal year ended September 30, 2012.

Selected accomplishments in fiscal 2012:

- Achieved third consecutive year of profitability; the first three years of profitability in the Company's history
- Achieved net income of approximately 10% of revenue and increased working capital by 12%
- Grew U.S. revenues 19% over fiscal 2011 in spite of ongoing defense budget uncertainty
- Recorded initial revenues of the LRAD 2000X™, the loudest, most powerful AHD available, to meet the requirements of larger security applications
- Developed and recorded initial revenues of the omnidirectional LRAD 360X™ targeted for the mass notification and emergency communications market
- Managed the balance sheet and controlled expenses while moving into new corporate offices with increased and improved manufacturing space, and continuing to invest in new product development and AHD market expansion

"Direct and indirect revenues from the U.S. military, which declined by 40% in fiscal 2011, showed some improvement in fiscal 2012, though they still remained $2 million below the fiscal 2010 level due to ongoing federal budget uncertainty and the November 2012 election cycle," said Tom Brown, president and CEO of LRAD Corporation. "Revenues related to law enforcement increased during the past fiscal year. To date, over 100 municipalities, counties and states have equipped their law enforcement agencies and emergency responders with LRAD systems."

Revenues for fiscal year 2012 decreased 44% to $14.8 million, compared to $26.5 million for fiscal year 2011. Revenues in fiscal 2011 included a $12.1 million foreign government order, which was not repeated in fiscal 2012.

Gross profit for fiscal 2012 was $7.5 million or 51% of total revenues, compared to $15.9 million, or 60% of total revenues for fiscal 2011. The decrease in gross profit was primarily due to decreased revenues, lower fixed cost absorption, and increased amortization of prepaid expenses to support warranty and maintenance required under the large foreign government sale in fiscal 2011. These decreases were partially offset by lower manufacturing overhead spending and lower warranty expense.

Operating expenses for fiscal 2012 decreased 43% to $6.2 million, compared to $10.9 million in fiscal 2011. The decrease was primarily attributed to decreases of $3.1 million for sales commissions, primarily related to the large foreign government sale in fiscal 2011 and $1.9 million for bonus expense based on not meeting annual performance targets in fiscal 2012, partially offset by an increase of $266,000 for non-cash share-based compensation expense.

Net income for fiscal 2012 was $1.5 million, or $0.04 per diluted share, compared to net income of $5.0 million, or $0.15 per diluted share, for fiscal 2011. The decreases in net income and per share income were primarily due to decreased revenue and gross margin, partially offset by decreased operating expenses.

Brown concluded, "While we continue to battle economic and defense budget headwinds, based on expanding AHD markets and a growing pipeline of domestic and international business opportunities, we anticipate our fiscal year 2013 financial results will improve over fiscal 2012."

About LRAD Corporation

LRAD Corporation is using long range communication to resolve uncertain situations peacefully and save lives on both sides of its proprietary **L**ong **R**ange **A**coustic **D**evice®. LRAD® systems are in service around the world in diverse applications including fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, asset protection and wildlife preservation and control. For more information about the Company and its LRAD systems, please visit www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements. These risks and uncertainties are identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management's expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the "Risk Factors" section of the Company's Form 10-K for the fiscal year ended September 30, 2012. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

COMPANY CONTACT:
Robert Putnam
+1 858.676.0519
robert@lradx.com

LRAD Corporation and Subsidiary
Consolidated Balance Sheets
(000's omitted)

	September 30, 2012	September 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$13,860	$13,871
Restricted cash	—	606
Accounts receivable, net	5,518	5,098
Inventories, net	3,112	2,736
Prepaid expenses and other	442	664
Assets of discontinued operations	—	6
Total current assets	22,932	22,981
Equipment, net	213	75
Patents, net	158	226
Prepaid expenses—noncurrent	1,102	1,219
Total assets	$24,405	$24,501
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 995	$ 1,040
Accrued liabilities	624	2,900
Liabilities of discontinued operations	—	9
Total current liabilities	1,619	3,949
Other liabilities—noncurrent	364	277
Total liabilities	1,983	4,226
Total stockholders' equity	22,422	20,275
Total liabilities and stockholders' equity	$24,405	$24,501

LRAD Corporation and Subsidiary
Consolidated Statements of Operations
(000's omitted except share and per share amounts)

	Years Ended September 30,	
	2012	2011
Revenues	$ 14,792	$ 26,507
Cost of revenues	7,314	10,577
Gross profit	7,478	15,930
Operating expenses:		
Selling, general and administrative	4,541	8,464
Research and development	1,660	2,484
Total operating expenses	6,201	10,948
Income from operations	1,277	4,982
Other income	34	47
Income from continuing operations before income taxes	1,311	5,029
Income tax (benefit) expense	(151)	75
Income from continuing operations	1,462	4,954
Income from discontinued operations, net of tax	—	69
Net income	$ 1,462	$ 5,023
Net income per common share—continuing operations:		
Basic	$ 0.05	$ 0.16
Diluted	$ 0.04	$ 0.15
Net income per common share—discontinued operations:		
Basic	$ 0.00	$ 0.00
Diluted	$ 0.00	$ 0.00
Net income per common share:		
Basic	$ 0.05	$ 0.16
Diluted	$ 0.04	$ 0.15
Weighted average common shares outstanding:		
Basic	32,374,499	31,755,157
Diluted	33,015,955	32,722,632